UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39184

SWK HOLDINGS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0435679
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5956 Sherry Lane, Suite 650
Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)
(972) 687-7250
(Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Common Stock, par value $0.001 per share	SWKH	The Nasdaq Stock Market LLC
9.00% Senior Notes due 2027	SWKHL	The Nasdaq Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant on June 28, 2024 was 56,974,759 based on the June 28, 2024 closing price of the Registrants Common Stock on such date as reported on The Nasdaq Stock Market of 16.99 per share.

On March 13, 2025, the Registrant had outstanding approximately 12,252,816 shares of Common Stock, $0.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	PART OF FORM 10-K
Portions of Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed no later than 120 days after the end of the Registrant’s fiscal year ended December 31, 2024	PART III

SWK Holdings Corporation
Form 10-K
For the Fiscal Year Ended December 31, 2024

PART I
Special Note Regarding Forward-Looking Statements
In addition to historical information, this Annual Report on Form 10-K (“Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, and our beliefs and assumptions, and include, but are not limited to, statements under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Words such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “should,” “will” and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially (both favorably and unfavorably) from those expressed or forecasted in the forward-looking statements.
These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in this report. Forward-looking statements that were believed to be true at the time made may ultimately prove to be incorrect or false. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
Trademarks, Trade Names and Service Marks
This Annual Report contains certain trademarks, which are protected under applicable intellectual property laws and are the Company's property. Solely for convenience, the Company's trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We own rights to trademarks and service marks that we believe are necessary to conduct our business as currently operated. In the United States, we own the Ovarest trademark. We also own trademarks in several foreign countries and may pursue registration of other trademarks.

ITEM 1. BUSINESS
Overview
SWK Holdings Corporation (the “Company,” “we,” or “us”) was incorporated in July 1996 in California and reincorporated in Delaware in September 1999. In July 2012, we commenced a strategy of building a specialty finance and asset management business. In August 2019, we commenced a complementary strategy of building a pharmaceutical development, manufacturing and intellectual property licensing business. Our operations comprise two reportable segments: “Finance Receivables” and “Pharmaceutical Development.” We evaluate and invest in a broad range of healthcare related companies and products with innovative intellectual property, including the biotechnology, medical device, medical diagnostics and related tools, animal health and pharmaceutical industries (collectively, “life sciences”). We allocate capital to each segment in order to generate income through the sales of life science products by third parties and related earned income sources. We are headquartered in Dallas, Texas.
Finance Receivables Segment
Our Finance Receivables segment strategy is to be a leading healthcare capital provider by offering customized financing solutions to a broad range of life science companies, institutions and inventors. This segment is primarily focused on monetizing cash flow streams derived from commercial-stage products and related intellectual property through royalty purchases and financings, as well as through the creation of synthetic revenue interests in commercialized products. Our business partners are primarily engaged in selling products that directly or indirectly treat diseases and/or improve the wellness of people or animals, or they receive royalties paid on the sales of such products. For example, our biotechnology and pharmaceutical business partners commercialize medicines that treat disease states, whereas our life science tools partners sell a wide variety of research instrumentation to help other companies conduct clinical research. We have deployed our assets to earn interest, fees, and other income pursuant to this strategy, and we continue to identify and review financing and similar opportunities on an ongoing basis with financial solutions that are tailored to the individual needs of our business partners. In addition, through our wholly-owned subsidiary, SWK Advisors LLC, we are able to provide non-discretionary investment advisory services to institutional clients in separately managed accounts to similarly invest in life science finance. SWK Advisors LLC is registered as an investment advisor with the Texas State Securities Board. We intend to fund transactions through our own working capital and our revolving credit facility, as well as by building our asset management business by raising additional third-party capital.
We fill an underserved niche in the sub-$50.0 million transaction size market. Since many of our competitors that provide non-traditional debt and/or royalty financings typically have greater financial resources than us, they prioritize transaction sizes above $50.0 million. As such, we believe we face less competition in transactions that are less than $50.0 million.

As of March 7, 2025, and since inception of the strategy, we and our partners have executed transactions with 58 different parties under our specialty finance strategy, funding an aggregate of approximately $852.5 million in various financial products across the life science sector. Our portfolio includes senior and subordinated debt backed by royalties and synthetic royalties paid by companies in the life science sector, and purchased royalties generated by sales of life science products and related intellectual property.
The objective of our Finance Receivables segment is to maximize our portfolio total return in the context of a prudent level of risk, and thus, increase our net income and book value by generating income from three sources:
1.primarily owning or financing through debt investments, royalties or revenue interests generated by the sales of life science products and related intellectual property;
2.receiving interest and other income by advancing capital in the form of secured debt to companies in the life science sector; and
3.to a lesser extent, realizing capital appreciation from equity-related investments in the life sciences sector.
In our portfolio we seek to achieve attractive risk-adjusted current yields and opportunities with the potential for equity-like returns with typical credit protections.
The majority of our finance receivables transactions are structured similarly to factoring transactions whereby we provide capital in exchange for an interest in an existing revenue stream. We primarily provide capital to companies following the commercialization of a product, although in certain situations we consider pre-approval financings as well. The existing revenue stream can take several forms, but is most commonly either a royalty derived from the sales of a life science product marketed by a third party, such as a royalty paid to an inventor on the sales of a medicine, or from the commercialization by partner company, such as a medical device company that directly sells its own products. Our structured debt investments may include warrants or other features, giving us the potential to realize enhanced returns. Capital that we provide directly to our partners is generally used for growth and general working capital purposes, as well as for acquisitions or recapitalizations in select cases. We generally fund the full amount for transactions up to $25.0 million through our working capital.
In circumstances where a transaction is greater than $25.0 million, we typically seek to syndicate amounts in excess of $25.0 million to both other investors and our investment advisory clients. We do not expect to earn investment advisory income in transactions where we partner with investors other than our investment advisory clients.
Although we have partnered with investment advisory clients in the past, we currently do not have any transactions in which we have partnered with investment advisory clients. We may seek to raise discretionary capital from similar investors in the future.
We source our investment opportunities through a combination of our senior management’s relationships within the industry, outbound business development efforts and inbound inquiries from companies, institutions and inventors interested in learning about our capital financing alternatives. Our investment advisory clients generally do not originate investment opportunities for us.
Pharmaceutical Development Segment
During 2019, we commenced our Pharmaceutical Development segment with the acquisition of Enteris BioPharma, Inc. (“Enteris”). Enteris is a clinical development and manufacturing organization providing development services to pharmaceutical partners as well as innovative formulation solutions built around its proprietary oral drug delivery technologies. We seek to generate income by providing customers pharmaceutical development, formulation and manufacturing services as well as licensing its internally developed intellectual property. With an effective date of January 1, 2024, we entered into an Option and Asset Purchase Agreement ( the "Option") with a strategic partner on March 14, 2024, which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing good manufacturing practice (GMP) manufacturing and clinical supply services through Phase 1 and 2 to third parties, subject to certain exclusions. The strategic partner must exercise the option by or before January 1, 2026. As of December 31, 2024, Enteris is classified as held for sale as the option is expected to be exercised within the next 12-months - see Note 7 for further details.
Competition
In our Finance Receivables segment, we face competition in the pursuit of outside investors, investment management clients and opportunities to deploy our capital in attractive healthcare related companies. Our primary competitors provide financing to prospective companies and include non-bank financial institutions, federal or state-chartered banks, venture debt funds, venture capital funds, private equity funds, pharmaceutical royalty and other investment funds, business development companies and investment banks. Many of these entities have greater financial and managerial resources than we have. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create a competitive disadvantage for us. As a result, we tend not to compete on price, but instead focus on our industry experience, reputation, flexible financing options and speed to evaluate and complete a transaction. In addition, since many of our competitors that provide non-traditional debt and/or royalty financing have greater financial resources than us, they prioritize transaction sizes above $50.0 million. As such, we believe we face less competition in transactions that are less than $50.0 million.

In our Pharmaceutical Development segment, we face competition in providing clinical development and manufacturing services from large, multinational contract development and manufacturing organizations ("CDMO"), smaller specialized CDMO's, as well as the in-house capabilities of pharmaceutical and biotech companies.
For additional information concerning the competitive risks we face, see Item 1A., Risk Factors.
Governmental Regulation
For additional information concerning the effect of existing or probable government regulation on our business, see Item 1A., Risk Factors.
Human Capital Resources
As of December 31, 2024, we had 24 employees, all of whom are full-time. None of our employees are represented by a labor union, and we consider our employee relations to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. We regularly evaluate our compensation programs and utilize industry benchmarking in an effort to ensure competitiveness compared to similar companies with which we compete for talent, as well as fair and equitable treatment across our workforce with respect to gender, race, and other personal characteristics.
We are an equal opportunity employer and we maintain policies that prohibit unlawful discrimination based on race, color, religion, gender, sexual orientation, gender identity/expression, national origin/ancestry, age, disability, marital and veteran status.
Additional Information
We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act’’), with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public from the SEC’s internet site at http://www.sec.gov.
Our internet site is http://www.swkhold.com. We will make available free of charge through our website in the “Investor Relations - SEC Filings” section our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also, posted on our website in the “Investor Relations - Corporate Governance” section are charters for our Audit Committee, Compensation Committee and Governance and Nominating Committee as well as our Code of Ethics and Insider Trading Policy governing our directors, officers and employees. Information on or accessible through our website is not a part of, and is not incorporated into, this Annual Report.

ITEM 1A. RISK FACTORS
An investment in our common stock involves significant risks. You should carefully consider the risks and uncertainties, the risk factors set forth in the documents and reports filed with the SEC, and the risks described below before you make an investment decision regarding our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.
Risks Related to Finance Receivables Segment
We may suffer losses on our principal invested in credit and royalty transactions.
Most of the assets of our Finance Receivables segment are, and are expected to continue to be, royalty streams or debt backed by royalty streams or revenue interests paid by small and middle-market life science businesses, which are highly speculative and involve a high degree of risk of credit loss. In addition, we own royalties or invest in debt backed by royalties or revenue interests that are derived by pharmaceutical and biologic products that are early in their commercial launch, face intense competition or are subject to other risks, which similarly involve a high degree of risk of principal loss. If the underlying products do not generate anticipated revenues, we may suffer a loss of our investment.
In addition, the small and middle-market companies that we target to advance debt are subject to a number of other significant risks, including:

•these companies may have limited financial resources and may be unable to meet their obligations under their financial instruments that we hold, which may be accompanied by a deterioration in the value of their assets or of any collateral with respect to any financial obligations and a reduction in the likelihood of our realization of any guarantees we may have obtained in connection with our investment;

•they may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our partner company, and in turn, on us;

•they may have less predictable operating results, may from time to time be parties to litigation, may be engaged in changing businesses with products subject to a risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•they operate in the life science industry, which is both highly competitive and subject to extensive regulatory oversight, and their products may be recalled or displaced by new products, or they may lose regulatory approval altogether;

•changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•they may have difficulty accessing capital markets to meet future capital needs.
Under circumstances where a partner company does not achieve commercial success or achieves lower sales than we anticipate, and the partner company requires additional capital that other stakeholders are not willing or are otherwise unable to provide, we may determine it is in our best interest to advance additional capital to such partner company in order to preserve the partner company’s collateral value and protect our investment. Any additional capital that we decide to advance would be subject to additional risk. We could lose all of any additional investment. The realization of any of these risks may materially impact our business, financial condition, results of operations, liquidity and cash flows.
We operate in a highly competitive market for investment opportunities.
A large number of entities compete with us to advance capital to the companies our Finance Receivables segment targets. We compete with non-bank financial institutions, federal or state chartered banks, venture debt funds, venture capital funds, private equity funds, pharmaceutical royalty and other investment funds, business development companies, and investment banks. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, particularly those seeking yield investments, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including investments in royalties and debt backed by royalties, which may overlap with our business strategy. As a result of these new entrants, competition for investment opportunities in our target markets has intensified, which is a trend we expect to continue.

Many of our Finance Receivables segment’s existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more or deeper relationships with potential business partners than us. Furthermore, many of our competitors are not subject to the maintenance of an exception or exemption from regulation as an investment company, which may allow them more flexibility in advancing capital to companies we may also target, such as advancing debt capital that is not repaid by royalty streams or revenue interests. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of existing and increasing competition and our competitors’ ability to provide a total financing package solution, inclusive of both debt and equity capital, we may not be able to take advantage of attractive business opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our business objectives.
In addition, we do not seek to compete primarily based on the cost of the capital that we provide, and we believe that some of our competitors provide capital at rates that are comparable to or lower than the rates we offer. We may lose business opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest and royalty income and increased risk of credit loss.
Healthcare and life science industries are subject to extensive government regulation, litigation risk, reimbursement risk and certain other risks particular to those industries.
We have invested and plan to continue investing in cash flow streams produced by life science products that are subject to extensive regulation by the Food and Drug Administration ("FDA"), similar foreign regulatory authorities, and to a lesser extent, other federal and state agencies. If any of these products and the companies which manage such products fails to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their sales levels and operations. Medical devices and drugs are subject to the expense, delay and uncertainty of the regulatory approval process in order to reach the market and, even if approved, these products may not be accepted in the marketplace. In addition, governmental budgetary constraints affecting the regulatory approval process, new laws, regulations or judicial interpretations of existing laws and regulations might adversely affect a partner company or product in this industry.
The products and services provided by pharmaceutical, medical device and diagnostics companies are generally subject to the ability to obtain and maintain adequate reimbursement from governmental and other third-party payors for such products and services. The commercial success of such products and services could be compromised if governmental or third-party payors do not provide coverage and reimbursement, breach, rescind or modify their contracts or reimbursement policies or delay payments for such products and services.
Companies in the life science industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed.
Any of these factors could materially and adversely affect the operations of a partner company, which in turn, would impair our ability to timely collect principal and interest payments owed to us or decrease our royalty-related income.
The pharmaceutical industry is subject to numerous risks, including competition, extensive government regulation, product liability, patent exclusivity and commercial difficulties.
Our assets include royalties and royalty-linked debt that are paid on sales of pharmaceutical products, which are subject to numerous risks. The successful and timely implementation of the business model of our specialty pharmaceutical and drug discovery partner companies depends on their ability to adapt to changing technologies and introduce new products. As competitors continue to introduce competitive products, the ability of our partner companies to continue effectively marketing their existing product portfolio, and to develop and acquire innovative products and technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness is important to the success of such partner companies. The success of new product offerings will depend on many factors, including the ability to properly anticipate and satisfy customer needs, obtain regulatory approvals on a timely basis, develop and manufacture products in an economical and timely manner, obtain or maintain advantageous positions with respect to intellectual property, and differentiate products from competitors. Failure by our partner companies to successfully commercialize existing or planned products, or acquire other new products, could have a material adverse effect on our business, financial condition and results of operations. In addition, the ability of generic manufactures to invalidate a partner company’s patents protecting its products or to invalidate the patents supporting products in which we receive royalty-related income could have a material adverse effect on our business.

Our business, financial condition, results of operations, liquidity and cash flows depend on the accuracy of our management’s assumptions and estimates, and we could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.
We make and rely on certain assumptions and estimates regarding many matters related to our businesses, including valuations, interest rates, investment returns, expenses, operating costs and tax liabilities. We also use these assumptions and estimates to make decisions crucial to our business operations. Similarly, our management teams make similar assumptions and estimates in planning and measuring the performance of our Finance Receivables segment. In addition, certain investments and other assets and liabilities of our Finance Receivables segment must be, or at our election are, measured at fair value, the determination of which involves the use of various assumptions and estimates and considerable judgment. The factors influencing these various assumptions and estimates cannot be calculated or predicted with certainty, and if our assumptions and estimates differ significantly from actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected.
We generally do not control our partner companies.
We generally only hold royalties, debt backed by royalties, and revenue interests that are issued by our partner companies. As such, we do not, and do not expect to, control any of our partner companies, even though we may have board representation or board observation rights, and the debt agreements may contain certain restrictive covenants that limit the business and operations of our partner companies. As a result, we are subject to the risk that a partner company may make business decisions with which we disagree, and the management of such company may take risks or otherwise act in ways that do not serve our interests. These business decisions or risks may lead to adverse business or financial consequences for our partner companies, which in turn could adversely affect the performance of our Finance Receivables segment.
If we make investments in unsecured debt backed by royalties or revenue interests, those investments might not generate sufficient cash flow to service our debt obligations.
We may make investments in unsecured debt backed by royalties or revenue interests. Unsecured investments may be subordinated to other obligations of the obligor. Unsecured investments often reflect a greater possibility that adverse changes in the financial condition of the obligor or general economic conditions (including, for example, a substantial period of rising interest rates, inflation or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. If we make an unsecured investment in a partner company, that partner company may be highly leveraged, and its relatively high debt-to-equity ratio may increase the risk that its operations might not generate sufficient cash to service its debt obligations. In such cases we would not have any collateral to help secure repayment of the obligations owed to us.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations, or those of the companies in our portfolio, which in turn could adversely impact the performance of our Finance Receivables segment.
Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For instance, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.
In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, financial condition or results of operations.

Further, the performance of our Finance Receivables segment is substantially dependent upon the underlying performance of the companies in our portfolio, each of which is subject to the risks and factors discussed above. To the extent these companies are adversely impacted by developments in the financial services industry, the performance of our Finance Receivables segment would also be adversely impacted.
We may have limited access to information about privately-held royalty streams and companies in which we invest.
We invest primarily in privately-held royalties and debt backed by royalties or revenue interests issued by private companies. Generally, little public information exists about these royalty streams and private companies, and we are required to rely on the ability of our senior management to obtain adequate information to evaluate the potential returns from investing in these assets. If we are unable to uncover all material information about these assets, we may not make a fully informed investment decision, and we may lose money on our investment.
Prepayments of our debt investments by our partner companies could adversely impact our results of operations and reduce our return on equity.
We are subject to the risk that the debt we advance to our partner companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new royalties or debt repaid by royalties or revenue interests issued by partner companies. These temporary investments will typically have substantially lower yields than the debt that was prepaid and we could experience significant delays in reinvesting these amounts. Any future asset may also have lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our partner companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.
We may not be able to complete transactions without co-investments from third parties.
We may co-invest with third parties through our registered investment advisory business or otherwise. In certain circumstances, we may not be able to fund transactions without the participation of such third parties. In the event that we are unable to find suitable third parties to co-invest with us or if such third party fails to close, we may not be able to invest in an otherwise attractive opportunity, which could materially impact our results of operations.
Our quarterly and annual operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our investment objective, the market price of our common stock may decline.
We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including, but not limited to, the interest rate payable on the debt assets that we acquire, the default rate on such assets, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, changes in our partner composition, the degree to which we encounter competition in our markets, market volatility in our publicly traded securities and the securities of our partner companies, and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods. In addition, any of these factors could negatively impact our ability to achieve our business objectives, which may cause the market price of our common stock to decline.
Our investments in royalty-related transactions depend on third parties to market royalty-generating products.
Generally, royalties and the royalty-related income we expect to receive in the future will directly or indirectly depend upon the marketing efforts of third parties, particularly large pharmaceutical companies that license the right to manufacture and sell products from technology innovators in exchange for royalty payments from the licensees to the licensors, with whom we may transact. These licensees may be motivated to maximize income by allocating resources to other products, and in the future, may decide to focus less attention on the products that pay royalties in which we have an economic interest. In addition, there can be no assurance that any of the licensees have adequate resources and motivation to continue to produce, market and sell such products in which we have a royalty-related interest. Moreover, the license agreement creating the right to receive royalties may not have specific sales targets, and the licensee typically has exclusive or substantial discretion in determining its marketing plans and efforts. As a result, the licensee may not be restricted from abandoning a licensed product or from developing or selling a competitive product. In addition, in the event that a license expires or is terminated, we would be dependent upon the licensor of the license to find another marketing partner. There can be no assurance that another licensee could be found on favorable terms, or at all, or that the licensor will be able to assume marketing, sales and distribution responsibility for its own account. These factors may materially adversely affect any of our future royalty-related assets.

Aside from any limited audit rights relating to the activities of the licensees that we may have in certain circumstances, we do not have the rights or ability to manage the operations of the licensees. Poor management of operations by the licensees could adversely affect the sales of products in which we have a royalty interest, and the payment of royalty-related income to us. In addition, we have limited information on the licensees’ operations. While we may be able to receive certain information relating to sales of the product in which we have a royalty-related interest through the exercise of the audit rights and review of royalty reports, we may not have the right to review or receive certain information relating to the marketed products, including the results of any studies conducted by the licensees or others or complaints from doctors or users of such products, that the licensees may have and that may impact sales levels. The market performance of such products, therefore, may be diminished by any number of factors relating to the licensees that are beyond our control.
Our Finance Receivables segment has a limited number of assets, which subjects our aggregate returns, and the value of our common stock, to a greater risk of significant loss if any of our debt securities declines in value or if any of our royalty investments substantially underperforms our expectations.
Our Finance Receivables segment’s total investment in companies may be significant, individually or in the aggregate. A consequence of our limited number of assets in our Finance Receivables segment is that the aggregate returns we realize may be significantly adversely affected if one or more of our significant partner company investments perform poorly or if we need to write down the value of any one significant investment, which may be more severe than if we had made smaller investments in more companies. Our financial results could be materially adversely affected if these partner companies or any of our other significant partner companies encounter financial difficulty and fail to repay their obligations or to perform as expected.
Our allowance for credit losses may prove inadequate.
The quality of our debt receivables depends on the credit-worthiness of our borrowers and their ability to fulfill their obligations to us. We maintain an allowance for credit losses on specific finance receivables to provide for credit defaults and non-performance. The amount of our allowance reflects management’s judgment of losses inherent in the portfolio. However, the economic environment is dynamic, and our portfolio credit quality could decline in the future.
Our allowance for credit losses may not keep pace with changes in the credit-worthiness of our partner companies or in collateral values. If the credit quality of our partner companies declines, if the risk profile of a market, industry, or group of partner companies changes significantly, or if the markets for finance receivables or other collateral deteriorates significantly, our allowance for credit losses may prove inadequate, which could have a material adverse effect on our business, results of operations, and financial condition.
The phase-out and replacement of LIBOR may adversely affect the value of our portfolio securities
As of June 30, 2023, no settings of LIBOR continue to be published on a representative basis and publication of many non-U.S. Dollar LIBOR settings have been entirely discontinued. On July 29, 2021, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, recommended replacing U.S. dollar LIBOR with alternative reference rates based on the Secured Overnight Financing Rate (“SOFR”). SOFR significantly differs from LIBOR, both in the actual rate and how it is calculated. Further, on March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act (“LIBOR Act”), was signed into law in the United States. This legislation established a uniform benchmark replacement process for certain financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable LIBOR fallback provisions. The legislation also created a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the U.S. Federal Reserve. In addition, the U.K. Financial Conduct Authority, which regulates the publisher of LIBOR (ICR Benchmark Administration) has announced that it will require the continued publication of one, three and six month tenors of U.S. dollar LIBOR on a non-representative synthetic basis until the end of September 2024, which may result in certain non-U.S. law-governed contracts and U.S. law-governed contracts not being covered by the federal legislation remaining on synthetic U.S. dollar LIBOR until the end of this period. The transition from LIBOR or the use of synthetic LIBOR in floating-rate debt securities in our portfolio or issued by us could have a material and adverse impact on the value or liquidity of those instruments. The transition away from LIBOR to alternative reference rates is complex and could have a material adverse effect on our business, financial condition and results of operations, including as a result of any changes in the pricing of our investments, changes to the documentation for certain of our investments and the pace of such changes, disputes and other actions regarding the interpretation of current and prospective loan documentation or modifications to processes and systems.

A rise in the reference rates could have an adverse impact on the ability of our partner companies to service their debt obligations to us.
Many of our debt transactions contain reference rate-based floating interest rates with minimum reference rate floors. The minimum reference rate floor insulates partner companies from an increase in the reference rate until the reference rate reaches the minimum floor threshold. If the reference rate increases above the floor rate, the net effect will be an increase in the interest cost to the borrower. Most of our borrower partners do not hedge their reference rate exposure, and as a result of an increase of reference rate above the minimum floor threshold, they will experience an increase in the effective interest rate of their debt obligations to us. If the reference rate increases materially, the increased cost of debt service will similarly increase materially. If our partner companies are not adequately capitalized or are unable to generate sufficient income from operations, the increased debt burden caused by increased referenced rates could materially and adversely affect the operations of a partner company, which in turn, would impair our ability to timely collect principal and interest payments owed to us.
Fluctuations in the price of our publicly traded equity holdings and the price at which we sell such holdings may affect the price of our common stock.
Our Finance Receivables segment may hold equity interests in companies that are publicly traded. Fluctuations in the market prices of our publicly traded equity holdings may affect the price of our common stock. Historically, the market prices of our publicly traded holdings have been highly volatile and subject to fluctuations unrelated or disproportionate to operating performance.
In addition, we may be unable to sell our holdings of public equities at then-quoted market prices. The trading volume and public float of the common stock of a publicly traded partner company may be small relative to our holdings. As a result, any significant open-market divestiture by us of our holdings in such a partner company, if possible at all, would likely have a material adverse effect on the market price of its common stock and on our proceeds from such a divestiture. Also, registration and other requirements under applicable securities laws and contractual restrictions may adversely affect our ability to dispose of our partner company holdings on a timely basis.
Our financial condition and results of operations will depend on our ability to manage future growth of our Finance Receivables segment effectively.
Our ability to achieve our business objectives depends on our ability to grow, which depends, in turn, on our Finance Receivables segment’s ability to continue to identify, analyze and invest in royalties and/or debt backed by royalties or revenue interests that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our structuring of transactions and our access to financing on acceptable terms. As we continue to grow, we will need to continue to hire, train, supervise and manage new employees. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Pharmaceutical Development Segment
Enteris’ technology or products could give rise to product liability claims.
While Enteris does not have a commercial product, Enteris’ business exposes us to the risk of product liability claims from human testing and the manufacturing of pharmaceutical tablets currently used in clinical trials. The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims, even if Enteris’ or Enteris’ partners’ products are not actually at fault for causing an injury. Furthermore, Enteris’ products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend and may result in large judgments against us. Even if a product liability claim is not successful, the adverse publicity, time and expense involved in defending such a claim may interfere with our business. We may not have sufficient resources to defend against or satisfy these claims. While we currently maintain product liability insurance coverage, the amount of coverage may not be sufficient to protect us against losses or may be unavailable in the future on acceptable terms, if at all.
Because Enteris is a biopharmaceutical company, its operations are subject to extensive government regulation.
Our research, development and production activities, as well as those of our collaborators and licensees, are subject to significant regulation by federal, state, local and foreign governmental authorities. The regulatory approval process for a pharmaceutical product requires substantial resources and may take many years. Our partners’ inability to obtain approvals or delays in obtaining approvals would adversely affect our ability to manufacture products, and to receive revenue from milestone payments, product sales or royalties. Enteris’ present and future business is, and will continue to be, subject to various other laws, rules and/or regulations applicable to us as a result of our domestic and international business.
The FDA and other regulatory agencies may inspect the Enteris production facility at any time to ensure compliance with current good manufacturing practice guidelines. These guidelines require that Enteris conduct its production operations in strict compliance with established rules for manufacturing and quality controls. Any of these agencies can suspend production operations and product sales if they find significant or repeated deviations from these guidelines. A suspension would likely cause Enteris to incur additional costs or delays in product development and manufacturing.

Enteris relies on third parties to supply most of the necessary raw materials and supplies for the products we manufacture on behalf of our customers and our inability to obtain such raw materials or supplies may adversely impact our business, financial condition, and results of operations.
Our operations require various raw materials, including proprietary media, resins, buffers, and filters, in addition to numerous additional raw materials supplied primarily by third parties. We or our customers specify the raw materials and other items required to manufacture their product and, in some cases, specify the suppliers from whom we must purchase these raw materials. In certain instances, the raw materials and other items can only be supplied by a limited number of suppliers and, in some cases, a single source, or in limited quantities. If third-party suppliers do not supply raw materials or other items on a timely basis, it may cause a manufacturing run to be delayed or canceled which would adversely impact our financial condition and results of operations. Additionally, we do not have long-term supply contracts with any of our single source suppliers. If we experience difficulties acquiring sufficient quantities of required materials or products from our existing suppliers, or if our suppliers are found to be non-compliant with the FDA’s quality system regulation, Current Good Manufacturing Practices ("CGMPs") or other applicable laws or regulations, we would be required to find alternative suppliers. If our primary suppliers become unable or unwilling to perform, any resulting delays or interruptions in the supply of raw materials required to support our manufacturing of CGMP pharmaceutical-grade products would ultimately delay our manufacture of products for our customers, which could materially and adversely affect our financial condition and operating results. Furthermore, third-party suppliers may fail to provide us with raw materials and other items that meet the qualifications and specifications required by us or our customers. If third-party suppliers are not able to provide us with raw materials that meet our or our customers’ specifications on a timely basis, we may be unable to manufacture their product or it could prevent us from delivering products to our customers within required timeframes. Any such delay in delivering our products may create liability for us to our customers for breach of contract or cause us to experience order cancellations and loss of customers. In the event that we manufacture products with inferior quality components and raw materials, we may become subject to product liability claims caused by defective raw materials or components from a third-party supplier or from a customer, or our customer may be required to recall its products from the market.
Risks Related to Our Business and Structure
Our ability to use NOL carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited, and our future cash tax liability may increase.
As of December 31, 2024, we had Net Operating Loss ("NOL") carryforwards for U.S. federal income tax purposes of $58.1 million. The U.S. federal NOL carryforwards, if not offset against future income, will expire by 2037. We may recognize additional NOLs in the future. In order to utilize the NOLs, we must generate taxable income that can offset such carryforwards.
Under Section 382 of the Internal Revenue Code (the “Code”), a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change NOL carryforward amounts to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through and aggregation rules) increases by more than 50% over such stockholders’ lowest percentage ownership during the testing period (generally three years). New issuances of our common stock, which is within our control, and purchases of our common stock in amounts greater than specified levels, which are beyond our control, could create an additional limitation on our ability to utilize our NOL carryforward amounts for tax purposes in the future. Limitations imposed on our ability to utilize NOL carryforward amounts could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOL carryforward amounts to expire unused, in each case reducing or eliminating the expected benefit to us. Additionally, various states have similar limitations on the use of state NOLs following an ownership change.
If an ownership change occurs, the amount of the taxable income for any post-change year that may be offset by a pre-change loss is subject to an annual limitation that is cumulative to the extent it is not all utilized in a year. This limitation would be derived by multiplying the fair market value of our common stock as of the ownership change by the applicable federal long-term tax-exempt rate. To the extent that a company has a net unrealized built-in gain at the time of an ownership change, which is realized or deemed recognized during the five-year period following the ownership change, there is an increase in the annual limitation for each of the first five-years that is cumulative to the extent it is not all utilized in a year.
If an ownership change should occur in the future, our ability to use NOLs to offset future taxable income will be subject to an annual limitation and will depend on the amount of taxable income we generate in future periods. There is no assurance that we will be able to fully utilize our NOLs and we could be required to record an additional valuation allowance related to the amount of the NOLs that may not be realized, which could impact our results of operations.
Changes in tax law may adversely affect us or our investors.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made, and changes are likely to continue to occur in the future.

It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law.
From time to time, we engage in acquisitions, divestitures and joint ventures and may encounter difficulties in integrating and separating these businesses and therefore we may not realize the anticipated benefits.
We may seek growth opportunities through strategic acquisitions as well as evaluate our segments for potential divestitures to optimize our business footprint. The success of these transactions will depend on our ability to integrate or separate, as applicable, assets and personnel in these transactions and to cooperate with our strategic partners. We may encounter difficulties in integrating acquisitions with our operations as well as separating divested segments, and in managing strategic investments. Furthermore, we may not realize the degree, or timing, of benefits we anticipate when we first enter into a transaction. For example, with an effective date of January 1, 2024, we entered into an exclusive Option and Asset Purchase Agreement with a strategic partner which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing contract manufacturing, formulation and development services. The strategic partner must exercise its Option by or before January 1, 2026. As of December 31, 2024, Enteris is classified as held for sale as the Option is expected to be exercised within the next 12 months. There is a possibility that the strategic partner may not exercise its Option in the anticipated timeframe or at all. Additionally, the existence of the Option may deter future potential opportunities to monetize certain Enteris assets. Any of the foregoing could adversely affect our business and results of operations.
We are dependent upon our key management personnel for our future success.
We depend on the diligence, skill and network of business contacts of our senior management and their access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. Our senior management team evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the efforts, judgment, business relationships, personal reputations and continued service of our senior management team, and other key personnel. The loss of the services of any of our key personnel or damage to their personal reputation could have a material adverse effect on our business. Accordingly, our retention of our key personnel and our success in recruiting additional personnel is crucial to our success. If our key personnel were to join or form a competitor, our business could similarly suffer a material adverse effect. In addition, we have very few employees, so the loss of any employee could be disruptive to our business. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of any of our key personnel. We may also not succeed in recruiting additional personnel because the market for qualified professionals is extremely competitive. Efforts to retain or attract key personnel may result in significant additional expenses, which could adversely affect our profitability.
Changes in our management may cause uncertainty in, or be disruptive to, our business. Certain of our directors and management team members have been with us in those capacities for only a short time.
Our success depends upon the continued services of executive officers and other key personnel, as well as their ability to effectively transition to their successors. We have experienced changes in our senior leadership in 2024, including the appointment of a new Chief Financial Officer in July 2024, following the resignation of our former Chief Financial Officer in February 2024. In addition, Marcus Pennington resigned from our Board in September 2024. Although we have endeavored to implement any management and director transition in a non-disruptive manner, such transitions might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.
In addition, because certain members of our management and Board have served in their respective capacities for only limited durations, we face the additional risks that these persons have limited familiarity with our past practices, our business and our industry and lack established track records in managing our business strategy.
Any future changes to the executive management team, including hires or departures, could cause further disruption to the business and have a negative impact on operating performance, while these operational areas are in transition. We can provide no assurance that we will be able to continue to find suitable successors to key roles as transitions occur or that any identified successor will be successfully integrated into its management team.
We also believe that our future success will depend in large part upon our ability to attract, motivate and retain highly skilled technical, management personnel at all levels of the organization. Due to labor shortages and inflationary wage pressure, there is intense competition for qualified talent, which combined with the salary, benefits and other costs required to employ the right personnel, may make it difficult to achieve our financial goals. Consequently, we may not be successful in attracting, motivating and retaining such personnel, and our failure to do so could have a negative effect on our business including our ability to successfully develop, introduce, and market our products which may adversely impact our operating results, or financial condition.

Because we are relying on the exemptions from corporate governance requirements as a result of being a “controlled company” within the meaning of the Nasdaq listing standards, you do not have the same protections afforded to stockholders of companies that are subject to such requirements.
Because Carlson controls a majority of our common stock, we are a “controlled company” within the meaning of the Nasdaq Capital Market ("Nasdaq") listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) the requirement that the board have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. However, our Board of Directors is currently comprised of a majority of independent directors and we currently have a Nominating and Corporate Governance Committee and the majority of the members of such committee are independent directors. If we were to fully avail ourselves of the controlled company rules, you do not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
If we are unable to obtain additional debt or equity financing on commercially reasonable terms our business could be materially adversely affected.
As of December 31, 2024, we had $5.9 million of cash and cash equivalents plus $35.6 million available to be borrowed under our new credit facility with First Horizon Bank.
On June 28, 2023, we entered into a new Credit Agreement (the “Credit Agreement”) by and among SWK Funding LLC, our wholly-owned subsidiary (together with the Company, the “Borrower”), the lenders party thereto (“Lenders”), and First Horizon Bank as a Lender and Agent (the “Agent”). The Credit Agreement provides for a revolving credit facility with an initial maximum principal amount of $45.0 million. The Credit Agreement provides that we may request one or more incremental increases in an aggregate amount not to exceed $80.0 million, subject to the consent of the Agent and each Lender, at any time prior to the termination of the revolving credit period on June 28, 2026 (the “Commitment Termination Date”). The revolving credit period will be followed by a one-year amortization period, with the final maturity date of the Credit Agreement occurring on June 28, 2027.
On October 10, 2023, we entered into a First Amendment to Credit Agreement pursuant to which Woodforest National Bank was added as a lender under the Credit Agreement for an aggregate commitment of $15.0 million, thereby increasing the aggregate commitments under the Credit Agreement from $45.0 million to $60.0 million, subject to certain limitations.
Our prior credit agreement with Cadence Bank was terminated in connection with the establishment of the new Credit Agreement.
On October 3, 2023, we completed a registered underwritten public offering of $30.0 million of our 9.00% Senior Notes due 2027 (the “Notes”). On October 27, 2023, the underwriters exercised their option to purchase an additional $2.9 million in aggregate principal amount of the Notes. The Notes will mature on January 31, 2027, unless earlier redeemed, and will bear interest at a rate of 9.00% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year and at maturity, commencing on December 31, 2023. We received net proceeds after discounts and commissions, but before expenses and fees, of approximately $31.9 million from the offering of the Notes.
If we are unable to enter into new debt or equity financing arrangements on commercially reasonable terms, our liquidity may be reduced significantly, and as a result, our ability to implement and grow our business strategy could be materially impacted.
We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
Our ability to make scheduled payments on, or to refinance our obligations under, the Notes or future indebtedness, will depend on our financial and operating performance and that of our subsidiaries, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business factors, many of which may be beyond our control.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on the Notes or future indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure the Notes or future indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on, and principal of, our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those sales, or if we do, at an opportune time, the proceeds that we realize may not be adequate to meet debt service obligations when due. Repayment of our indebtedness, to a certain degree, is also dependent on the generation of cash flows by our subsidiaries (none of which are currently guarantors) and their ability to make such cash available to us, by dividend, loan, debt repayment, or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions or other payments to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, applicable U.S. and foreign legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions or other payments from our subsidiaries, we may be unable to make required payments on our indebtedness.
Our use of leverage may limit our operational flexibility and increase our overall risk, which may adversely affect our business and results of operations.
Although the use of leverage may create an opportunity for increased returns for us, it also results in additional risks and can magnify the effect of any losses and thus could negatively impact our business and results of operations and have important adverse consequences to our investments. Our current credit facility contains, and any future credit facility, if raised, would likely contain covenants that could restrict our operating flexibility, including covenants that, among others, could limit our ability to: (i) make distributions in certain circumstances, (ii) incur additional debt, and (iii) engage in certain transactions, which collectively may prevent us from entering into transactions which we may otherwise determine are beneficial to us, and which could negatively impact our business and results of operations. In addition, we expect we would need to secure such a credit facility through the pledging of substantially all of our assets, and if we are unable to generate sufficient cash flow to meet principal and interest payments on such indebtedness, we would be subject to risk that the lender seizes our assets through an acceleration of the credit facility that could require liquidation of pledged collateral at inopportune times or at prices that are not favorable to us and cause significant losses. If the lender seizes and liquidates pledged collateral, such collateral will likely be sold at distressed price levels. We will fail to realize the full value of such assets in a distressed sale.
The liquidity, market price and volume of our stock are volatile.
Our common stock is listed on the Nasdaq. The liquidity of our common stock may be adversely affected, and purchasers of our common stock may have difficulty selling our common stock, if our common stock does not continue to trade on Nasdaq or another national securities exchange. Nasdaq maintains certain minimum continued listing standards. If we are not able to continue to satisfy the continued listing standards, or qualify for an exemption to such standards, then we could be subject non-compliance status or de-listing.
As previously announced, in 2022, we received a letter from Nasdaq indicating that, as a result of the resignations of four of our directors, we were no longer in compliance with Nasdaq Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e)(1), which require the Board to be comprised of a majority of independent directors, that the audit committee consist of at least three independent members and the compensation committee consist of at least two independent members, and that director nominees be selected, or be recommended for the Board’s selection, by a separate vote of a majority of independent directors or a committee comprised solely of independent directors. While we have successfully regained compliance, we can provide no assurance that we will continue to maintain compliance with such standards.
The trading price of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results and other events or factors. In addition, the U.S. stock markets have from time-to-time, experienced extreme price and volume fluctuations that have affected the market price for many companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.
Funds affiliated with Carlson can control or exert significant influence over our management and policies through their ownership of a large amount of our common stock.
As of December 31, 2024, funds affiliated with Carlson owned in the aggregate 68.7% of our combined issued and outstanding common stock and unvested restricted stock. Due to the large percentage of ownership by funds affiliated with Carlson, they have the ability to control or exert significant influence over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation, a sale of all or substantially all of our assets or a merger or other significant transaction. The investment objectives of Carlson and its affiliates may from time to time be different than or conflict with those of our other stockholders.

In addition, pursuant to the terms of a Stockholders’ Agreement entered into on February 27, 2023 (as amended, the “Stockholders’ Agreement”), funds affiliated with Carlson have the right to approve specific transactions, including the incurrence of indebtedness over specified amounts, the sale of assets over specified amounts, declaration of dividends, loans, capital contributions to or investments in any third party over specified amounts, changes in the size of the board of directors and repurchases of common stock.
If there are substantial sales of shares of our common stock, the price of our common stock could decline.
The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, employees, and significant stockholders including funds associated with Carlson. Funds associated with Carlson own an aggregate of 68.7% (8,393,088 common shares). Pursuant to the Stockholders’ Agreement entered into on February 27, 2023, as amended, and a Registration Rights Agreement entered into on September 6, 2013, we filed a Registration Statement on Form S-3 with the SEC on February 3, 2020, which became effective on February 19, 2020, to register all of the common stock owned by funds associated with Carlson for sale freely in the public market from time to time.
The market price of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.
We have adopted provisions in our certificate of incorporation and bylaws, and have entered into the Rights Agreement, which could delay or prevent an acquisition of the Company.
The board of directors has the authority to issue up to 5 million shares of preferred stock. Without any further vote or action on the part of the stockholders, the board of directors has the authority to determine the price, rights, preferences, privileges, and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the ability to issue this preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, it can also be used to make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.
Additionally, the Rights Agreement is intended to protect our ability to utilize our NOL carryforwards and make it difficult for a third party to acquire a significant number of shares of our common stock.
Our certificate of incorporation and bylaws include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest. In addition, directors are only removable by the affirmative vote of holder of at least two-thirds of all classes of voting stock. These factors may further delay or prevent a change of control of the Company.
If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
We have not been and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the 1940 Act. We intend to conduct our business so as not to become regulated as an investment company under the 1940 Act.
Generally, a company will be determined to be an “investment company” if, absent an exclusion or exemption, it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We refer to this investment company definition test as the “40% test.”
We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for purposes of the 1940 Act, we are engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the 1940 Act, which, as interpreted by the SEC staff, requires each such subsidiary to invest at least 55% of its assets in “notes, drafts, acceptances, open accounts receivable and other obligations representing part of all of the sales price of merchandise, insurance and services,” which we refer to as the ICA Exception Qualifying Assets.
To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the 40% test. For purposes of the 40% test, the term “investment securities” does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, such as majority-owned subsidiaries that rely on Section 3(c)(6), which, based on the SEC staff’s interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts a contrary interpretation to that provided in the no-action letter to the predecessor of Royalty Pharma plc or otherwise restricts the conclusions in the SEC staff’s no-action letter such that royalty interests are no longer treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(6), or the SEC or its staff in the future determines that the no-action letter does not apply to some or all types of royalty receivables relating to biopharmaceutical assets, our business could be materially and adversely affected. In particular, we would be required to register as an investment company. The requirements imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates could make it impractical for us to continue our business as currently conducted. Our ceasing to not be deemed an investment company or to qualify for an exemption from registration as an investment company could materially and adversely affect the value of our common stock. In addition, we could be subject to legal actions by regulatory authorities and others and could be forced to dissolve.
In complying with Section 3(c)(5)(A), one of our subsidiaries, SWK Funding LLC (“SWK Funding”), relies on an interpretation that royalty interests that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products that use intellectual property covered by specific license agreements are ICA Exception Qualifying Assets under Section 3(c)(5)(A). This interpretation was promulgated by the SEC staff in a no-action letter issued to the predecessor of Royalty Pharma plc on August 13, 2010.
Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our businesses.
We increasingly confront potential conflicts of interest relating to our business, our investment or financing activities and our partner companies. Conflicts of interest may arise from the fact that (i) we provide investment management services to more than one partner company, (ii) the partner companies we work with often have one or more overlapping investment or financing strategies, and (iii) we could choose to allocate an investment to more than one partner company or to ourselves. Also, the investment or financing strategies employed by us for current and future partner companies, or on our own behalf, could conflict with each other, and may adversely affect the prices and availability of other securities or instruments held by, or potentially considered for, one or more partner companies.
We currently operate without information barriers in our Finance Receivables segment that some other investment management firms implement to separate business units and/or to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions. Our executive officers, investment professionals or other employees may acquire confidential or material non-public information and, as a result, we may be restricted from initiating transactions in certain securities. Notwithstanding the maintenance of restricted securities lists and other internal controls, it is possible that the internal controls relating to the management of material non-public information could fail and result in us buying or selling a security while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could have adverse effects on our reputation, result in the imposition of regulatory or financial sanctions and, as a consequence, negatively impact our ability to provide our investment management services to our partner companies.
Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which would materially adversely affect our business and results of operations.
Cybersecurity incidents and other disruptions to our information technology systems, or the information systems of third parties whom we do business with, may compromise our information and expose us to liability that could adversely impact our financial condition, business operations, and reputation.
Our business operations rely upon information technology systems for data processing, storage, and reporting. Our information technology systems, along with those of the third parties whom we rely on, are potentially vulnerable to a variety of evolving cybersecurity threats that may expose our data to unauthorized persons or otherwise compromise its integrity. These threats may include, but are not limited to, social-engineering attacks (including phishing attacks), business email compromise, online and offline fraud, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), employee misconduct, denial-of-service attacks, access attacks (such as credential stuffing), ransomware attacks, supply-chain attacks, and software bugs as well as cybersecurity failures resulting from human error, catastrophic events (such as fires, floods, hurricanes and tornadoes), loss of data or other information technology assets, and technological errors. We expend resources trying to protect against cybersecurity threats to our information technology systems. Additionally, certain data privacy and security laws, as well as industry best practice standards, may require us to implement and maintain additional cybersecurity measures.

Cybersecurity threat actors and their techniques change frequently, are often sophisticated in nature, and may not be detected until after a cybersecurity incident has occurred. While we have implemented cybersecurity measures designed to protect our information technology systems as well as the confidential and sensitive data in our possession, there can be no assurance that these measures will be adequate to detect, prevent, or adequately address any cybersecurity incident or data breach that we may face. Additionally, the third-parties with whom we do business may be sources or targets of cybersecurity attacks or other technological risks. While we engage in actions to reduce our exposure to third-party risks, we cannot control the cybersecurity plans and systems put in place by these third parties and ongoing threats may result in unauthorized access, loss, exposure or destruction or misuse of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.
We and certain of our service providers have in the past and may in the future experience cybersecurity threats and incidents, including incidents related to social engineering, business compromise, and wire fraud. For example, in January 2025, an employee’s business email account was compromised by an unauthorized third party, and a borrower payment was fraudulently re-directed. If we, or a third party upon whom we rely, experience a cybersecurity incident or are perceived to have experienced a cybersecurity incident, we may experience adverse consequences. These consequences may affect our business strategy, results of operations, or financial condition and can include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. To the extent that any disruption or cybersecurity incident were to result in a loss of, or damage to, a counterparties’ data or applications, or inappropriate disclosure or misuse of confidential or proprietary information, our partners’ operations may be harmed, and the development and commercialization of their products, development-stage product candidates, and technologies could be delayed. Further, our insurance coverage may not be adequate or sufficient in type or amount to protect us from or to mitigate liabilities arising out of our privacy and security practices.
Risks Associated with Investments in the Health Care and Life Sciences Industries
Public health epidemics, pandemics or outbreaks, including COVID-19, could adversely affect our and our partner companies’ businesses.
Public health epidemics, pandemics or outbreaks, and the resulting business or economic disruptions resulting therefrom, could adversely impact our and our partner companies’ businesses as well as our ability to raise capital. The impact of COVID-19 has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.
The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information that may emerge concerning the severity of COVID-19 and public and private actions to contain COVID-19 or treat its impact. COVID-19 has and will likely continue to result in social, economic and labor instability in the countries in which we or our partner companies operate.
COVID-19 has impacted, and may continue to impact, the ability of our borrowers and the marketers of products upon which we derive our royalty income to raise capital in order to fund and conduct their operations during the pandemic. In certain situations, disruptions to our partner companies, including as a result of global supply chain disruptions, has impaired their ability to fulfill their obligations to us and resulted in defaults in obligations to us. As a result, we have entered into amendments with certain of our borrowers in order to cure defaults. Continuing impacts of the pandemic and supply chain disruptions could continue to increase the risk of delinquencies, defaults, declining collateral values associated with our existing loans, and impairments or losses on our loans. Any such impairment could increase our credit risk and adversely affect the assets and results of operations of our Finance Receivables segment.
Any abrupt and substantial change in economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Any sustained disruption in the capital markets from the COVID-19 pandemic could negatively impact our and our partner companies’ ability to raise capital.
Economic recessions or downturns could impair the ability of our partner companies to repay loans, which, in turn, could increase our non- performing assets, decrease the value of our assets, reduce our volume of new loans and have a material adverse effect on our results of operations.
General economic conditions may affect our activities and the operation and value of the assets of our Finance Receivables segment. Economic slowdowns or recessions may result in a decrease of institutional equity investment, which would limit our lending opportunities. Furthermore, many of our partner companies are susceptible to economic or industry centric slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of collateral securing some of our debt investments and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a material decrease in revenues, net income and assets. Unfavorable economic conditions could also increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.
A partner company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the partner company’s ability to meet its obligations under the loans that we hold. We may incur expenses to the extent necessary to recover our investment upon default or to negotiate new terms with a defaulting partner company. These events could harm our financial condition and operating results.
A period of market disruption may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets.
Some of our partner companies may be unable to protect their proprietary rights and may infringe on the proprietary rights of others.
Our partner companies assert various forms of intellectual property protection. Intellectual property may constitute an important part of partner company assets and competitive strengths, particularly for royalty monetization transactions. Federal law, most typically copyright, patent, trademark and trade secret laws, generally protects intellectual property rights. Although we expect that our partner companies will take reasonable efforts to protect the rights to their intellectual property, third parties may develop similar intellectual property independently or attempt to abandon intellectual property licenses if it is determined such intellectual property from a partner company is no longer needed. Moreover, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of our partner companies and the demands of quick delivery of products and services to market, create a risk that partner company efforts to prevent misappropriation of their technology will prove inadequate.
Some of our partner companies also license intellectual property from third parties and it is possible that they could become subject to infringement actions based upon their use of the intellectual property licensed from those third parties. Our partner companies generally obtain representations as to the origin and ownership of such licensed intellectual property. However, this may not adequately protect them. Any claims against our partner companies’ proprietary rights, with or without merit, could subject the companies to costly litigation and divert their technical and management personnel from other business concerns. If our partner companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our partner companies will increase and their profits, if any, will decrease.
Third parties have and may assert infringement or other intellectual property claims against our partner companies based on their patents or other intellectual property rights. Although we are not aware that any of our partner companies’ products might infringe any third party’s patents, they may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that they do. They may have to obtain a license to sell their products if it is determined that their products infringe on another person’s intellectual property. Our partner companies might be prohibited from selling their products before they obtain a license, which, if available at all, may require them to pay substantial royalties. Even if infringement claims against our partner companies are without merit, defending these types of lawsuits takes significant time, is expensive and may divert management attention from other business concerns.
Future legislation, and/or regulations and policies adopted by the FDA or other U.S. or foreign regulatory authorities may increase the time and cost required by some of our partner companies to conduct and complete clinical trials for the product candidates that they develop, and there is no assurance that these companies will obtain regulatory approval to market and commercialize their products in the U.S. and in foreign countries.
The FDA and other foreign and U.S. regulatory authorities have established regulations, guidelines and policies to govern the drug development and approval process which affect some of our partner companies. Any change in regulatory requirements due to the adoption by the FDA and/or foreign or other U.S. regulatory authorities of new legislation, regulations, or policies may require some of our partner companies to amend existing clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols and/or clinical trial applications or the need for new ones, may significantly impact the cost, timing and completion of the clinical trials.
In addition, increased scrutiny by the U.S. Congress of the FDA’s and other authorities approval processes may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing and other requirements. Foreign regulatory authorities may also increase their scrutiny of approval processes resulting in similar delays. Increased scrutiny and approval processes may limit the ability of our partner companies to market and commercialize their products in the U.S. and in foreign countries.

The development of products by life science companies requires significant research and development, clinical trials and regulatory approvals.
The development of products by life science companies requires significant research and development, clinical trials and regulatory approvals. In addition, similar activities and costs may be required to support products that have already been commercialized. The results of product development efforts may be affected by a number of factors, including the ability to innovate, develop and manufacture new products, complete clinical trials, obtain regulatory approvals and reimbursement in the U.S. and abroad, or gain and maintain market approval of products. In addition, regulatory review processes by U.S. and foreign agencies may extend longer than anticipated as a result of decreased funding and tighter fiscal budgets. Further, patents attained by others can preclude or delay the commercialization of a product. There can be no assurance that any products now in development will achieve technological feasibility, obtain regulatory approval, or gain market acceptance. Failure can occur at any point in the development process, including after significant funds have been invested. Products may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals, failure to achieve market adoption, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or the infringement of intellectual property rights of others. Failure by our partner companies to successfully commercialize pipeline products in which we have an economic interest could have a material adverse effect on our business, financial condition and results of operations.
Changes in healthcare laws and other regulations applicable to some of our partner companies’ businesses may constrain their ability to offer their products and services.
Changes in healthcare or other laws and regulations applicable to the businesses of some of our partner companies may occur that could increase their compliance and other costs of doing business, require significant systems enhancements, or render their products or services less profitable or obsolete, any of which could have a material adverse effect on their results of operations. There has also been an increased political and regulatory focus on healthcare laws in recent years, and new legislation could have a material effect on the business and operations of some of our partner companies.
We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation on certain of our partner companies, our business model, prospects, financial condition or results of operations.
The potential inability of our partner companies’ and counterparties to charge desired prices with respect to prescription drugs could impact their revenues and in turn their ability to repay us or the magnitude of their royalty payments to us.
Our partner companies, as well as the value of our pharmaceutical royalties, are subject to risks associated with the pricing for prescription drugs. It is uncertain whether pharmaceutical products will continue to utilize established prescription drug pricing methods, or whether other pricing benchmarks will be adopted for establishing prices within the industry. Legislation may lead to changes in the pricing for Medicare and Medicaid programs. Regulators have conducted investigations into the use of prescription drug pricing methods for federal program payment, and whether such methods have inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating payment of certain drugs by the Medicare and Medicaid programs. We cannot predict the ultimate content, timing or effect of any such legislation or executive action or the impact of potential legislation or executive action on us. Any changes to the method for calculating prescription drug costs may reduce the revenues of our partner companies operating in the pharmaceutical industry, which could in turn impair their ability to timely make any principal and interest payments owed to us. Additionally, any such changes to pharmaceutical product reimbursement similarly could reduce the revenues of the pharmaceutical products from which we receive royalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS
None.

ITEM 1C. CYBERSECURITY
Cyber Risk Management and Strategy
We rely on information technology in our operations, and any material failures, inadequacies, interruptions, security failures, social engineering attacks or cyber-attacks could harm our business. To help manage these risks, we engage and rely on external experts and an information technology managed services provider. Our managed services provider’s information security analysts and IT security specialists offer us advice on technology, infrastructure, management, and productivity in relation to our information technology capabilities.
To address risks from cybersecurity threats, we have implemented and maintain cybersecurity policies and procedures, including an incident response plan, and our managed services provider implements a number of cybersecurity technologies and controls, including but not limited to, vulnerability scans and patch management tools. Our current approach to managing cybersecurity risks is informed by periodic risk assessments conducted by our managed services provider that incorporates elements of a recognized industry framework and evaluates our cyber risk management controls. We have implemented a process for senior management to review assessments performed and determine the appropriate treatment of identified risks.
We have also developed a cybersecurity risk management process for our third-party vendors. This process aims to assess the cybersecurity maturity of vendors who have access to our data or systems through an evaluation of the vendor’s cybersecurity risk profile. We, like other companies in our industry, face a number of cybersecurity risks in connection with our business. We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition; however, like other companies in our industry, we and our third-party vendors do, from time to time, experience threats and security incidents relating to our, and our third party vendors', information systems. For more information, see Item 1A "Risk Factors."
Governance Related to Cybersecurity Risks
We engage a managed services provider as discussed above, which includes services to assist us with the identification, monitoring, and management of cybersecurity risks. Our managed services provider reports periodically to our management team, including our Chief Executive Officer (“CEO”). The CEO briefs the Board on information regarding cybersecurity matters at least quarterly.
Our risk manager, along with the CEO, oversee our policies with respect to risk assessment and risk management, including with respect to cybersecurity risks. The Audit Committee of our Board is tasked with oversight of the management of risks related to cybersecurity. The Audit Committee administers its risk oversight function by receiving periodic reports from members of senior management, including the risk manager and CEO, on areas of identified significant risk to the Company.
ITEM 2. PROPERTIES
Our corporate headquarters and the location of our Finance Receivables segment are in Dallas, Texas, where we lease office space totaling approximately 4,450 square feet of space. The Pharmaceutical Development segment’s headquarters is located in Boonton, New Jersey, where Enteris leases approximately 32,000 square feet of space. We believe these facilities are adequate for our business requirements.
ITEM 3. LEGAL PROCEEDINGS
We are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on our results of operations, balance sheets and cash flows due to defense costs, and divert management resources. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition, results of operations and cash flows.
ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.

PART II
ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.
Market Information
Since January 22, 2020, our common stock has been listed on the Nasdaq Capital Market, under the symbol “SWKH.”
Holders of Record
There were approximately 76 stockholders of record of our common stock as of February 27, 2025. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.
Dividend Policy
To date, we have not paid any cash dividends on our capital stock. We intend to retain our cash and do not anticipate paying any cash dividends in the foreseeable future.
Recent Sales of Unregistered Equity Securities
None
Issuer Purchases of Equity Securities
On May 31, 2022, the Board authorized a share repurchase program under which the Company was authorized to repurchase up to $10.0 million of the Company’s outstanding shares of common stock. The previous repurchase periods under this program were July 1, 2022 through May 15, 2023 and May 16, 2023 through May 15, 2024 (the "Prior Repurchase Programs").
On May 16, 2024, the Company announced that the Board had authorized the Company to repurchase up to $10.0 million of the Company’s outstanding shares of common stock from time-to-time until May 16, 2025, through a trading plan established in compliance with Rule 10b5-1 and Rule 10b-18 of the Exchange Act (the “Current Repurchase Program”). The actual timing, number and value of shares repurchased under the Repurchase Program will depend on several factors, including the constraints specified in the Rule 10b5-1 trading plan, price, and general market conditions. There is no guarantee as to the exact number of shares that will be repurchased under the Repurchase Program. Our Board may also suspend or discontinue the Current Repurchase Program at any time, in its sole discretion. The purchase period for the Current Repurchase Program is May 16, 2024 through May 16, 2025.
The table below summarizes information about our purchases of common stock during the three months ending December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan (in thousands)
October 1, 2024 - October 31, 2024	33,858	$16.96	33,858	$5,655
November 1, 2024 - November 30, 2024	10,669	16.70	10,669	$5,476
December 1, 2024 - December 31, 2024	5,856	16.48	5,856	$5,380
	50,383	$16.85	50,383
As of December 31, 2024, the Company has repurchased an aggregate of 793,411 shares under the Prior Repurchase Programs and Current Repurchase Program at a total cost of $13.5 million, or $16.99 per share. As of December 31, 2024, the maximum dollar value of shares that may yet be purchased under the Current Repurchase Program was approximately $5.4 million shares of common stock.
ITEM 6. RESERVED
Not Applicable.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. Statements below regarding future events or performance are “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results could be quite different from those expressed or implied by the forward-looking statements. Factors that could affect results are discussed more fully under the sections entitled “Risk Factors, ” and ”Special Note Regarding Forward-Looking Statements” as revised and supplemented by those risks described from time to time in other reports which we file with the SEC. Although forward-looking statements help to provide complete information about us, readers should keep in mind that forward-looking statements may not be reliable. Readers are cautioned not to place undue reliance on the forward-looking statements. We undertake no duty to update any forward-looking statements made herein after the date of this Annual Report.
Overview
We have organized our operations into two segments: Finance Receivables and Pharmaceutical Development. These segments reflect the way we evaluate our business performance and manage our operations. Please refer to Part I, Item 1, Business and Part II, Item 8, Financial Statements, Notes 1 and 13 of the notes to the consolidated financial statements for further information regarding segment information.
With an effective date of January 1, 2024, we entered into an exclusive Option and Asset Purchase Agreement with a strategic partner on March 14, 2024, which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing good manufacturing practice (GMP) manufacturing and clinical supply services through Phase 1 and 2 to third parties, subject to certain exclusions. The strategic partner must exercise the Option by or before January 1, 2026. As of December 31, 2024, Enteris is classified as held for sale as the Option is expected to be exercised within the next 12-months. Please refer to Part II, Item 8, Financial Statements, Note 13 and Note 7 of the notes to the consolidated financial statements for further information regarding the Option and Asset Purchase Agreement with the strategic partner and held for sale classification.
Finance Receivables Portfolio Overview
The tables below provide an overview of our outstanding transactions as of, and for the year ended, December 31, 2024 (in thousands, except rate, share and per share data):

Royalty Purchases	Licensed Technology	Funded Amount	GAAP Balance	Revenue Recognized
Besivance® (1)	Ophthalmic antibiotic	$6,000	$—	$29
Best ABT, Inc.(2), (3)	Oncology diagnosis	5,784	2,347	—
Coflex®/Kybella®	Spinal stenosis/submental fullness	4,350	3,053	246
Cambia® (4)	NSAID migraine treatment	8,500	—	420
Duo Royalty	Japanese Women's health/cystic fibrosis	15,353	11,231	2,346
Flowonix Medical, Inc.(3),(5)	Drug delivery device	12,455	8,433	—
Forfivo XL®	Depressive disorder treatment	6,000	1,267	1,239
Ideal Implant, Inc. (3), (6)	Aesthetics	4,025	3,050	—
Immune Globulin	Immune Globulin Therapeutics	14,100	11,685	1,729
Iluvien®	Diabetic macular edema	16,501	15,865	1,774
Relief	Rare Disease Portfolio	7,701	8,005	490
Veru, Inc(7)	Women's health	10,000	—	582

Term Loans	Type	Maturity Date	Principal	GAAP Balance	Rate	Revenue Recognized
4Web, Inc.	First lien	6/30/25	$23,736	$26,482	11.3%	$4,722
AOTI, Inc.	First lien	3/21/27	8,478	8,635	11.2%	1,895
BIOLASE, Inc. (2) (3)	First lien	5/31/25	1,000	1,000	10.3%	916
Biotricity, Inc.	First lien	2/15/27	14,446	14,749	11.5%	2,387
CDMO Manufacturer	First lien	9/13/27	5,000	5,298	13.3%	806
Elutia, Inc.	First lien	8/10/27	21,045	23,944	12.0%	3,767
Epica International, Inc.	First lien	7/23/24	—	—	11.5%	957
Eton Pharmaceuticals, Inc.	First lien	12/17/27	30,000	28,925	12.1%	900
Exeevo, Inc.(3), (9)	First lien	7/1/27	—	—	12.8%	8
Journey Medical Corporation	First lien	12/27/27	25,000	24,964	12.8%	2,611
MedMinder Systems, Inc.	First lien	8/18/28	22,500	22,774	12.3%	2,884
MolecuLight, Inc.	First lien	12/29/27	10,881	11,930	12.8%	2,617
Nicoya Lifesciences, Inc.	First lien	11/30/26	6,000	6,144	12.8%	1,039
NeoLight, LLC	First lien	2/15/26	5,000	5,250	13.5%	992
Shield Therapeutics, Plc	First lien	9/28/28	20,000	19,670	14.3%	3,296
SKNV	First lien	11/15/28	15,997	16,378	12.0%	2,059
Triple Ring	First lien	12/6/28	8,000	7,930	12.0%	76

Marketable Investments	Number of Shares	Funded Amount	GAAP Balance	Change in Fair Value
Secured Royalty Financing (Marketable Investment) (2), (3)	N/A	$3,000	$21	$—
AOTI Common Stock (8)	402,634	N/A	559	(85)
EyePoint Pharmaceuticals	—	N/A	—	(181)

Warrants to Purchase Stock	Number of Shares	Exercise Price per Share	GAAP Balance	Change in Fair Value
4Web, Inc.	TBD	$—	$—	$—
Aziyo Biologics, Inc. Tranche 1	157,895	6.65	353	70
Aziyo Biologics, Inc. Tranche 2	30,075	6.65	67	13
Biotricity, Inc. Tranche 1	9,589	37.56	2	(2)
Biotricity, Inc. Tranche 2	600,000	0.50	163	(5)
CDMO Manufacturer	211,442	1.42	—	—
DxTerity Diagnostics, Inc.	2,019,231	—	—	—
Epica International, Inc.	TBD	—	—	—
Eton Pharmaceuticals, Inc. Tranche 1	51,239	5.86	424	327
Eton Pharmaceuticals, Inc. Tranche 2	18,141	6.62	148	111
Eton Pharmaceuticals, Inc. Tranche 3	289,736	5.32	3,008	1,936
EyePoint Pharmaceuticals, Inc.	40,910	11.00	—	127
EyePoint Pharmaceuticals, Inc.	7,773	19.30	—	22
Shield Warrant (10)	8,910,540	0.14	201	(193)
MedMinder, System, Inc. Tranche 1	57,859	10.37	—	—
MedMinder Systems, Inc. Tranche 2	14,465	10.37	—	—
Neolight, LLC	52,524	7.62	—	—
MolecuLight, Inc.	TBD	—	—	—

	Assets	Revenue Recognized
Total gross finance receivables	$289,009	$40,787
Total marketable investments	580	—
Fair value of warrant assets	4,366	—
Total	$293,955	$40,787

(1)	US royalty was paid off during the year ended December 31, 2021. SWK continues to receive insignificant royalties on international sales.
(2)	Investment considered partially impaired.
(3)	Investment on non-accrual.
(4)	Carrying value was paid off during the year ended December 31, 2023. SWK continues to receive royalties on actual sales.
(5)	Flowonix Medical assets were sold to a medical device company during the year ended December 31, 2023. In exchange for releasing its lien, SWK received cash at close and is expected to receive royalties on sales of two products. The finance receivable is now classified as a royalty.
(6)	In July 2023, Ideal Implant assets were sold to an aesthetics company, which is expected to pay SWK a mid-single digit, capped royalty on implant sales.
(7)	The Veru royalty was repaid during the year ended 2024.
(8)	AOTI warrants exercised and converted to shares.
(9)	Investment paid off during the year ended December 31, 2024.
(10)	Exercise price is converted from 0.111 British Pound per share.
Unless otherwise specified, our senior secured debt assets generally are repaid by a revenue interest that is charged on a company’s quarterly net sales and royalties.

Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, stock-based compensation, impairment of finance receivables and long-lived assets, impairment of goodwill and identifiable intangible assets, valuation of warrants and investments, contingent consideration, income taxes and contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties. For a discussion of our significant accounting policies, refer to Note 1 of the notes to the consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data.
Allowance for Credit Losses
The allowance for credit losses is reviewed for adequacy based on portfolio collateral values and credit quality indicators, including non-performing assets, evaluation of portfolio diversification and concentration as well as economic conditions to determine the need for a qualitative adjustment. We review our finance receivables periodically to determine the probability of loss, and record charge-offs after considering such factors as delinquencies, the financial condition of obligors, the value of underlying collateral, as well as third-party credit enhancements such as guarantees.
The process of determining the level of the allowance for credit losses requires a high degree of judgment. Others given the same information could reach different reasonable conclusions.
Finance Receivables
Finance receivables are measured based upon the difference between the recorded investment in each receivable and either the present value of the expected future cash flows discounted at each receivable’s effective interest rate (the receivable’s contractual interest rate adjusted for any deferred fees, costs, discount or premium at the date of origination or acquisition) or if a receivable is collateral dependent, the collateral’s fair value. When impairment is determined to be probable, the measurement will be based on the fair value of the collateral. The determination of impairment involves management’s judgment and the use of market and third-party estimates regarding collateral values. Valuations of impaired receivables and corresponding impairment affect the level of the reserve for credit losses.
Revenue Recognition
Finance Receivables Segment
Our Finance Receivables segment records interest income on an accrual basis based on the effective interest rate method to the extent that we expect to collect such amounts. Incentive fees, if any, are recognized when earned at the end of the relevant performance period, pursuant to the underlying contract. Other administrative service revenues are recognized when contractual obligations are fulfilled or as services are provided.
Pharmaceutical Development Segment
Our Pharmaceutical Development segment enters into collaboration and licensing agreements with strategic partners, under which it may exclusively license rights to research, develop, manufacture and commercialize its product candidates to third parties. The terms of these arrangements typically include payment to us of one or more of the following: non-refundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and commercial milestone payments; and royalties on net sales of licensed products.
In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand‑alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. Management uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand‑alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in our consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.
Fair Value of Financial Instruments
The fair value of our financial instruments reflects the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).
Our financial instruments not required to be adjusted to fair value on a recurring basis consist principally of cash, cash equivalents, and accounts and finance receivables, accounts payable, and accrued expenses. We believe the carrying amount of cash and accounts and finance receivable, accounts payable and accrued expenses approximate fair value due to their relatively short maturities.
Income Taxes
The recognition of certain net deferred tax assets of our reporting entities is dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, management’s judgment regarding the use of estimates and projections is required in assessing our ability to realize the deferred tax assets relating to NOL carryforwards, as most of these assets are subject to limited carryforward periods.
We will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist at each reporting date. Any adjustments to the deferred tax asset valuation allowance is recorded in the statement of operations in the period it is determined an adjustment is required.
Please refer to Note 14 of the notes to the consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data.

Recent Accounting Pronouncements
For a discussion of recent accounting pronouncements, refer to Note 1 of the notes to the consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data.

Results of Operations
This section of this Annual Report generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussion of 2023 items and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.
Comparison of the Years Ended December 31, 2024 and 2023
The following table summarizes the results of our operations:

(in millions)	For the Year Ended December 31,		Change
	2024	2023
Revenues	$45.0	$37.8	$7.2
Provision for credit losses	12.8	1.9	$10.9
Loss on impairment of intangible assets	5.8	—	$5.8
Impairment of goodwill	—	8.4	$(8.4)
Interest expense	4.7	1.8	$2.9
Pharmaceutical manufacturing, research and development expense	2.2	3.4	$(1.2)
Change in fair value of acquisition-related contingent consideration	(4.9)	(6.3)	$1.4
Depreciation and amortization expense	1.4	2.6	$(1.2)
General and administrative expense	11.5	11.2	$0.3
Other income, net	6.8	—	$6.8
Income tax expense (benefit)	4.9	(1.3)	$6.2
Net income	13.5	15.9	$(2.4)
Revenues
Revenues increased to $45.0 million for the year ended December 31, 2024 from $37.8 million for the year ended December 31, 2023. The $7.2 million increase in revenue for the year ended December 31, 2024 consisted of a $4.8 million increase in Finance Receivables segment revenue and a $2.4 million increase in Pharmaceutical Development segment revenue. The $4.8 million increase in Finance Receivables segment revenue was primarily due to a $8.2 million increase in interest and fees earned due to funding new and existing loans offset by $2.5 million decrease in interest, fees and royalties earned on finance receivables that were paid off during the period. The increase in the Pharmaceutical Development segment was primarily due to the strategic partner collaboration agreement.
Provision for Credit Losses
Our provision for credit losses is established through charges or credits to income in the form of the provision in order to bring our allowance for credit losses for loans and unfunded commitments to a level deemed appropriate by management. We recognized a net provision for credit losses of $12.8 million and $1.9 million for the years ended December 31, 2024 and 2023, respectively. Most of the change was related to a $8.1 million impairment on the Trio loan and $2.2 million impairment on the Exeevo loan that were included within the provision for credit losses during the year ended December 31, 2024.
Impairment of Goodwill
We recognized a $8.4 million impairment charge during the year ended December 31, 2023. As part of the Company's annual goodwill impairment analysis, the Company elected to bypass the qualitative goodwill impairment assessment and proceed directly with a quantitative assessment. The goodwill impairment test concluded that the fair value of the Company's Pharmaceutical Development reporting unit did not exceed the carrying amount and the Company recognized an impairment.
Interest Expense
Interest expense consists of interest accrued on our revolving line of credit, 9.00% Senior Notes due 2027, unused line of credit and maintenance fees, as well as amortization of debt issuance costs. Interest expense increased to $4.7 million for year ended December 31, 2024 from $1.8 million for the year ended December 31, 2023. The $2.9 million increase in interest expense was mainly due to issuing approximately $32.9 million of Notes in an underwritten public offering in October of 2023.

Pharmaceutical Manufacturing, Research and Development Expense
Pharmaceutical manufacturing, research and development expense decreased from $3.4 million for the year ended December 31, 2023 to $2.2 million for the year ended December 31, 2024. The $1.2 million decrease was primarily due to a reduction in research and development and clinical trial expenditures related to cancelled projects during the period.
Change in Fair Value of Contingent Consideration
We recognized gains of $4.9 million and $6.3 million from the change in fair value of acquisition-related contingent consideration during the years ended December 31, 2024 and 2023, respectively. The contingent consideration is the earnout related to the 2019 acquisition of Enteris and sharing of certain milestone and royalties due to Enteris pursuant to a license agreement ("License Agreement") with Cara Therapeutics, Inc. ("Cara") for oral formulation rights to Enteris' technology to develop and commercialize Oral KORSUVA™ in any indication worldwide, excluding South Korea and Japan. During the year ended December 31, 2024, it was determined the milestones and royalties pursuant to the License Agreement would not be realized as a result of non-viability of the product covered by the License Agreement. Accordingly, the Company concluded that the liability for contingent consideration, previously held at its estimated fair value of $4.9 million, should be $0.
Depreciation and Amortization Expense
The $1.2 million decrease in depreciation and amortization expense for the year ended December 31, 2024 primarily consists of a decrease in amortization expense related to no longer amortizing intangible assets related to the Cara license as the intangible assets were fully impaired during the year. Amortization expense is aligned with the expected future cash flows of the intangible assets. See Note 3 for more information on the impairment of the Cara license.
General and Administrative Expense
General and administrative expenses consist primarily of compensation, stock-based compensation and related costs for management, staff and Board; legal and audit expenses; and corporate governance expenses. General and administrative expenses increased to $11.5 million for the year ended December 31, 2024 from $11.2 million for the year ended December 31, 2023.
Other Income, Net
Other income, net increased to $6.8 million for the year ended December 31, 2024. Other income, net was immaterial for the year ended December 31, 2023. The $6.8 million increase includes a $2.5 million gain on revaluation related to the Iluvien royalty after a contractual re-negotiation, a $2.4 million increase in unrealized gains on warrants, a $1.1 million gain on asset payoff, and a gain of $0.6 million due to foreign currency transactions.
Income Tax Expense
During the years ended December 31, 2024 and 2023 we recognized $4.9 million income tax expense and $1.3 million of income tax benefit, respectively. Income tax expense increased period over period due to the release of valuation allowance on deferred tax assets of $6.7 million during the year ended December 31, 2023 and an increase in the Company's effective tax rate to 26.6% as of December 31, 2024 from a benefit of 8.7% for the same period in the prior year.
Liquidity and Capital Resources
As of December 31, 2024, we had $5.9 million in cash and cash equivalents, compared to $4.5 million as of December 31, 2023. The primary driver of the $1.4 million increase in our cash balance was $88.2 million of interest, fees, principal and royalty payments received on our finance receivables and $5.0 million of cash receipts from pharmaceutical development revenues. The increase in cash and cash equivalents was partially offset by $64.1 million of investment funding, net of deferred fees and origination expenses, a net credit facility payment of $6.2 million, a payroll and benefits expense of $5.4 million, $10.8 million of payments on accounts payable, and share repurchases of $6.0 million.
We entered into a $45.0 million revolving credit facility in June 2023 with First Horizon Bank. The Credit Agreement provides for one or more incremental increases not to exceed $80.0 million, subject to the consent of the Agent and each Lender, at any time prior to the Commitment Termination Date. On October 10, 2023, the Company entered into a First Amendment to Credit Agreement pursuant to which Woodforest National Bank was added as a lender under the Credit Agreement for an aggregate commitment of $15.0 million, thereby increasing the aggregate commitments under the Credit Agreement from $45.0 million to $60.0 million. As of December 31, 2024, there was $6.2 million outstanding amount under the new Credit Agreement, and $35.6 million was available for borrowing. The $60.0 million Credit Agreement contains a $5.0 million liquidity covenant, bringing the total amount available for borrowing to $35.6 million.

On October 3, 2023, the Company completed a registered underwritten public offering of $30.0 million of the Notes. On October 27, 2023, the underwriters exercised their option to purchase an additional approximately $3.0 million in aggregate principal amount of the Notes. The Notes will mature on January 31, 2027, unless earlier redeemed, and will bear interest at a rate of 9.00% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year and at maturity, commencing on December 31, 2023. The Company received net proceeds after discounts, commissions, expenses and fees, of approximately $30.6 million. See Note 8 for more information.
Primary Driver of Cash Flow
Our ability to generate cash in the future depends primarily upon our success in implementing our Finance Receivables business model of generating income by providing capital to a broad range of life science companies, institutions and inventors, as well as the success of our Pharmaceutical Development segment. We generate income primarily from four sources:

1.Primarily owning or financing through debt investments, royalties generated by the sales of life science products and related intellectual property;

2.Receiving interest and other income by advancing capital in the form of secured debt to companies in the life science sector;

3.Pharmaceutical development, manufacturing, and licensing activities; and

4.Realizing capital appreciation from equity-related investments in the life science sector.

As of December 31, 2024, our finance receivables portfolio contains $277.8 million of net finance receivables and $0.6 million of marketable investments. We expect these assets to generate positive cash flows in 2025. We continuously monitor the short and long-term financial position of our finance receivables portfolio. In addition, the majority of our finance receivables portfolio are debt instruments that carry floating interest rates. Changes in interest rates, including the levels of the underlying reference rates may affect the interest income for debt instruments with floating rates. We believe we are well positioned to benefit should market interest rates rise in the future.
We continue to evaluate multiple attractive opportunities that, if consummated, we believe would similarly generate additional income. Since the timing of any investment is difficult to predict, our Finance Receivables segment may not be able to generate positive cash flow above what our existing assets are expected to produce in 2025. We anticipate near-term repayments from borrowers, however, no assurances can be given that actual results would not differ materially from the statement above.
Off-Balance Sheet Arrangements
In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage partner companies’ requests for funding and take the form of loan commitments and lines of credit.
The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the partner company defaults, and the value of any existing collateral becomes worthless. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.
As of December 31, 2024, we had $5.8 million in unfunded commitments. Please refer to Item 1., Financial Statements, Note 9 of the notes to the consolidated financial statements for further information regarding the Company’s commitments and contingencies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
During the year ended December 31, 2024, our cash and cash equivalents were deposited in accounts at well capitalized financial institutions. The fair value of our cash and cash equivalents at December 31, 2024 approximated its carrying value.
Investment and Interest Rate Risk
We are subject to financial market risks, including changes in interest rates. Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between our assets and liabilities and the effect that interest rates may have on our cash flow.
As we seek to provide capital to a broad range of life science companies, institutions and investors with the majority of our finance receivables portfolio paying interest based on floating interest rates with a reference rate floor, our net investment income is dependent, in part, upon the difference between the rate at which we earn on our cash and cash equivalents and the rate at which we lend those funds to third parties. As a result, we are subject to risks relating to changes in market interest rates. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations by providing capital at variable interest rates. We do not currently engage in any interest rate hedging activities. We constantly monitor our portfolio and position our portfolio to respond appropriately to a reduction in credit rating of any of our investments.
We entered into a revolving credit facility. As we borrow funds to make additional investments, our income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we are subject to risks relating to changes in market interest rates. In periods of rising interest rates when we have debt outstanding, our cost of funds would increase, which could reduce our income, especially to the extent we continue to hold fixed rate investments. We generally seek to mitigate this risk by pricing our debt investments with floating interest rates to maintain the spread of our portfolio over the cost of leverage. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations, which we have not done. Adverse developments resulting from changes in interest rates or hedging transactions could have a materially adverse effect on our business, financial condition and results of operations. Accordingly, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our investment income, net of borrowing expenses.
Inflation
Certain of our partner companies may be impacted by inflation. If such partner companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and impact their ability to pay interest and principal on our loans. In addition, any projected future decreases in our partner companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce carrying value of our net assets.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
SWK HOLDINGS CORPORATION
INDEX TO FINANCIAL STATEMENTS

Report Of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
SWK Holdings Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of SWK Holdings Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Finance Receivables and Related Finance Receivable Interest Income
As described in Note 4 to the consolidated financial statements, the Company’s consolidated finance receivables were carried at $277.8 million as of December 31, 2024, which is net of the allowance for credit losses of $11.2 million. The Company generated $40.8 million of finance receivable interest income, including fees, for the year ended December 31, 2024. As explained in Note 1 to the consolidated financial statements, the Company’s finance receivables are stated at amortized cost, net of unamortized origination fees, if any, and allowance for credit losses. Interest income on the finance receivables is recorded on an accrual basis based using the effective interest rate method to the extent that the Company expects to collect such amounts. The Company evaluates the collectibility of both interest and principal for each finance receivable to determine whether it is impaired. A finance receivable is considered to be impaired when, based on current information and events, the Company determines it is probable that it will be unable to collect amounts due according to existing contractual terms. When a finance receivable is considered to be impaired, the amount of loss is calculated by comparing the carrying value of the finance receivable to the value determined by discounting the expected future cash flows. If actual cash flows were to be substantially lower than estimated, there could be a significant adverse impact on the carrying value of the Company’s finance receivables, related finance receivable interest income, and the Company’s results of operations.

The principal considerations for our determination that performing procedures relating to valuation of the finance receivables and related finance receivable interest income is a critical audit matter is the overall impact on the consolidated financial statements, including the realization of the Company’s deferred tax assets, and the significant amount of judgement by management in developing the assumptions of the expected future cash flows which, in turn, led to significant auditor judgement, subjectivity, and effort in performing audit procedures and evaluating audit evidence relating to the expected future cash flows. Additionally, for certain finance receivables, there may be limited historical data with which to evaluate the expected future cash flows.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating management’s process and valuation method for developing the estimate of expected cash flows of its finance receivables and potential credit losses; (ii) testing the completeness and accuracy of the underlying data used in the estimate; and (iii) evaluating management’s assumptions used to estimate future cash flows. Evaluating management’s assumptions used to estimate future cash flows for reasonableness involved (i) considering historical cash flows from the Company’s finance receivable portfolio; (ii) comparing prior period estimates to actual results of the same period; (iii) publicly available information which supports or is to the contrary of the estimated future cash flows and; (iv) determining whether the estimated cash flows used were consistent with evidence obtained in other areas of the audit.

/s/ BPM LLP

We have served as the Company’s auditor since 2006.

San Francisco, California
March 20, 2025

SWK HOLDINGS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	Year Ended December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$5,927	$4,503
Restricted cash	—	733
Interest, accounts receivable, and other receivables, net	5,788	4,729
Assets held for sale, net (Note 7)	6,398	—
Other current assets	2,141	1,904
Total current assets	20,254	11,869

Finance receivables, net of allowance for credit losses of $11,249 and $13,901 as of December 31, 2024 and December 31, 2023, respectively	277,760	274,504
Collateral on foreign currency forward contract	2,750	2,750
Marketable investments	580	48
Deferred tax assets, net	23,484	28,290
Warrant assets	4,366	1,759
Intangible assets, net	—	6,487
Property and equipment, net	48	5,438
Other non-current assets	2,993	3,109
Total assets	$332,235	$334,254

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,810	$3,935
Liabilities held for sale (Note 7)	1,255	—
Deferred income	1,500	9
Total current liabilities	5,565	3,944

Contingent consideration payable	—	4,900
Unsecured senior notes, net	31,412	30,781
Revolving credit facility	6,233	12,350
Other non-current liabilities	335	1,964
Total liabilities	43,545	53,939

Commitments and contingencies (Note 9)

Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized; 12,213,599 and 12,497,770 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	12	12
Additional paid-in capital	4,419,991	4,425,104
Accumulated deficit	(4,131,313)	(4,144,801)
Total stockholders' equity	288,690	280,315
Total liabilities and stockholders' equity	$332,235	$334,254

See accompanying notes to the consolidated financial statements.

SWK HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,
	2024	2023
Revenues:
Finance receivable interest income, including fees	$40,787	$36,346
Pharmaceutical development	3,616	1,202
Other	584	212
Total revenues	44,987	37,760
Costs and expenses:
Provision for credit losses	12,756	1,912
Loss on impairment of intangible assets	5,771	—
Impairment of goodwill	—	8,404
Interest expense	4,685	1,849
Pharmaceutical manufacturing, research and development expense	2,203	3,436
Change in fair value of acquisition-related contingent consideration	(4,900)	(6,300)
Depreciation and amortization expense	1,399	2,577
General and administrative expense	11,487	11,232
Income from operations	11,586	14,650
Other income (expense), net
Unrealized net gain (loss) on warrants	2,406	(55)
Net gain (loss) on exercise and cancellation of warrants	445	(799)
Net loss on marketable investments	(266)	—
Realized gain on early payment of finance receivable	1,065	—
Gain on revaluation of finance receivable	2,495	—
Realized and unrealized foreign currency transaction gains	641	817
Income before income tax expense (benefit)	18,372	14,613
Income tax expense (benefit)	4,884	(1,274)
Net income	$13,488	$15,887

Net income per share
Basic	$1.09	$1.26
Diluted	$1.08	$1.25
Weighted average shares outstanding
Basic	12,369	12,653
Diluted	12,451	12,696
See accompanying notes to the consolidated financial statements.

SWK HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balances at December 31, 2022	12,843,157	$12	$4,430,922	$(4,151,005)	$279,929
Stock-based compensation	—	—	509	—	509
Issuance of restricted common stock	29,978	—	—	—	—
Effect of adoption of ASU 2016-13	—	—	—	(9,683)	(9,683)
Stock options exercised, net	461	—	—	—	—
Repurchases of common stock in open market	(375,826)	—	(6,327)	—	(6,327)
Net income	—	—	—	15,887	15,887
Balances at December 31, 2023	12,497,770	12	4,425,104	(4,144,801)	280,315
Stock-based compensation	—	—	944	—	944
Forfeiture of unvested restricted stock	(6,446)	—	—	—	—
Issuance of restricted common stock	73,364	—	—	—	—
Repurchases of common stock in open market	(353,684)	—	(6,014)	—	(6,014)
Net settlement for employee taxes on stock options	—	—	(43)	—	(43)
Stock options exercised, net	2,595	—	—	—	—
Net income	—	—	—	13,488	13,488
Balances at December 31, 2024	12,213,599	12	4,419,991	(4,131,313)	288,690

See accompanying notes to the consolidated financial statements.

SWK HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$13,488	$15,887
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	12,756	1,912
Impairment of goodwill	—	8,404
Loss on impairment of intangible assets	5,771	—
Right-of-use amortization and cease use costs	415	333
Amortization of debt issuance costs	1,054	493
Deferred income taxes, net	4,807	(1,286)
Unrealized net (gain) loss on warrants	(2,406)	55
Net (gain) loss on exercise and cancellation of warrants	(445)	799
Net loss on marketable investments	266	—
Change in fair value of acquisition-related contingent consideration	(4,900)	(6,300)
Gain on revaluation of finance receivable	(2,495)	—
Foreign currency transaction gain	(1,414)	(1,876)
Loan discount amortization and fee accretion	(3,918)	(3,827)
Interest paid-in-kind	(2,807)	(1,826)
Stock-based compensation	944	509
Depreciation and amortization expense	1,399	2,577
Changes in operating assets and liabilities:
Interest, accounts receivable and other receivables, net	(1,059)	(1,635)
Derivative assets and liabilities, net	1,229	1,059
Other assets	199	(787)
Accounts payable, accrued expenses, and other non-current liabilities	(1,326)	371
Deferred income	1,491	26
Net cash provided by operating activities	23,049	14,888

Cash flows from investing activities:
Sale of finance receivables	—	13,942
Sale of marketable investments	574	—
Investment in finance receivables	(63,706)	(74,125)
Repayment of finance receivables	53,109	11,703
Corporate debt securities principal payments	27	28
Purchases of property and equipment	(138)	(496)
Net cash used in investing activities	(10,134)	(48,948)

Cash flows from financing activities:
Net settlement for employee taxes on stock options	(43)	—
Net (payments on) proceeds from credit facility	(6,117)	9,905
Payments for financing costs	(50)	(3,407)
Proceeds from senior unsecured notes	—	32,969
Repurchases of common stock, including fees and expenses	(6,014)	(6,327)
Net cash (used in) provided by financing activities	(12,224)	33,140

Net increase (decrease) in cash, cash equivalents, and restricted cash	691	(920)
Cash, cash equivalents, and restricted cash at beginning of period	5,236	6,156
Cash, cash equivalents, and restricted cash at end of period	5,927	5,236

Supplemental non-cash investing and financing activities:
Derecognition of right-of-use assets and operating lease liabilities upon termination of lease	82	—
Cash paid for interest	$3,082	$1,351
Fair value of warrants received with finance receivables	$1,241	$1,364
See accompanying notes to the consolidated financial statements.

SWK HOLDINGS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1. SWK Holdings Corporation and Summary of Significant Accounting Policies
Nature of Operations
SWK Holdings Corporation (the “Company,” “we,” or “us”) was incorporated in July 1996 in California and reincorporated in Delaware in September 1999. In July 2012, we commenced a strategy of building a specialty finance and asset management business. In August 2019, we commenced a complementary strategy of building a pharmaceutical development, manufacturing and intellectual property licensing business. Our operations comprise two reportable segments: “Finance Receivables” and “Pharmaceutical Development.” We evaluate and invest in a broad range of healthcare related companies and products with innovative intellectual property, including the biotechnology, medical device, medical diagnostics and related tools, animal health and pharmaceutical industries (collectively, “life sciences”). We allocate capital to each segment in order to generate income through the sales of life science products by third parties and related earned income sources. The Company is headquartered in Dallas, Texas, and as of December 31, 2024, the Company had 24 full-time employees.
The Company has net operating loss carryforwards (“NOLs”) and believes that the ability to utilize these NOLs is an important and substantial asset.
As of March 7, 2025, the Company and its partners have executed transactions with 58 different parties under its specialty finance strategy, funding an aggregate of $852.5 million in various financial products across the life science sector. The Company’s portfolio includes senior and subordinated debt backed by royalties and synthetic royalties paid by companies in the life science sector, and purchased royalties generated by sales of life science products and related intellectual property.
During 2019, we commenced our Pharmaceutical Development segment with the acquisition of Enteris BioPharma, Inc. (“Enteris”). Enteris is a clinical development and manufacturing organization providing development services to pharmaceutical partners. We seek to generate income by providing customers pharmaceutical development, formulation and manufacturing services.
With an effective date of April 21, 2023, we entered into a collaboration agreement with a strategic partner under which we would be the exclusive provider of certain contract development and manufacturing organization ("CDMO") services to its customers. Fee revenue generated as a result of this agreement is presented as pharmaceutical development revenue on the consolidated statement of income and is accounted for in accordance with our revenue recognition policy as described under Revenue Recognition below.
With an effective date of January 1, 2024, we entered into an Option and Asset Purchase Agreement with a strategic partner on March 14, 2024, which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing good manufacturing practice (GMP) manufacturing and clinical supply services through Phase 1 and 2 to third parties, subject to certain exclusions. The strategic partner must exercise the option by or before January 1, 2026. As of December 31, 2024, Enteris is classified as held for sale as the option is expected to be exercised within the next 12-months - see Note 7 for further details.
Basis of Presentation and Principles of Consolidation
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of all subsidiaries and affiliates in which the Company holds a controlling financial interest as of the financial statement date. Normally a controlling financial interest reflects ownership of a majority of the voting interests. The Company consolidates a variable interest entity (“VIE”) when it possesses both the power to direct the activities of the VIE that most significantly impact its economic performance and the Company is either obligated to absorb the losses that could potentially be significant to the VIE or the Company holds the right to receive benefits from the VIE that could potentially be significant to the VIE, after elimination of intercompany accounts and transactions.
The Company owns interests in various partnerships and limited liability companies, or LLCs. The Company consolidates its investments in these partnerships or LLCs, where the Company, as the general partner or managing member, exercises effective control, even though the Company’s ownership may be less than 50%, the related governing agreements provide the Company with broad powers, and the other parties do not participate in the management of the entities and do not effectively have the ability to remove the Company. The Company has reviewed each of the underlying agreements to determine if it has effective control. If circumstances change and it is determined this control does not exist, any such investment would be recorded using the equity method of accounting. Although this would change individual line items within the Company’s consolidated financial statements, it would have no effect on its operations and/or total stockholders’ equity attributable to the Company.
Reclassification of Prior Period Amounts
Certain prior period financial information has been reclassified to conform to current period presentation.

Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition; stock-based compensation; valuation of accounts receivable; impairment of finance receivables; long-lived assets; property and equipment; intangible assets; goodwill; valuation of warrants and other investments; contingent consideration; income taxes; and contingencies and litigation, among others. Some of these judgments can be subjective and complex, and consequently, actual results may differ from these estimates. The Company’s estimates often are based on complex judgments, probabilities and assumptions that it believes to be reasonable but that are inherently uncertain and unpredictable. For any given individual estimate or assumption made by the Company, there may also be other estimates or assumptions that are reasonable.
The Company regularly evaluates its estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, the Company’s estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause changes to those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, and economic downturns, can increase the uncertainty already inherent in the Company’s estimates and assumptions. The Company adjusts its estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our consolidated financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
Segment Information
The Company earns revenues from its two U.S.-based business segments: its specialty finance and asset management business offering customized financing solutions to a broad range of life-sciences companies, and its business offering clinical development and manufacturing services to pharmaceutical partners.
Intangible Assets
Finite-lived intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Company. Goodwill and indefinite-lived intangible assets are not amortized, but instead, are subject to annual impairment testing. We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and continually assess whether a triggering event has occurred to determine whether the carrying value exceeds the implied fair value. For the year ended December 31, 2024, the Company identified indicators of impairment for identifiable finite-lived intangible assets due to the lowering of financial expectations for the License Agreement with Cara, and concluded an impairment was required. See Note 3 for further information.
Property and Equipment, Net
Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. In addition, we capitalize interest on borrowings during the active construction period of capital projects. Capitalized interest is added to the cost of the assets and depreciated over the estimated useful lives of the assets. Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability and included in current liabilities.
Depreciation is recorded over the estimated useful lives of the assets involved using the straight-line method. Leasehold improvements and capitalized lease assets are amortized to depreciation expense over the estimated useful life of the asset or the respective lease term used in determining lease classification, whichever is shorter. The range of estimated useful lives is as follows:

Asset	Estimated Useful Life
Leasehold improvements	Lesser of lease term or useful life
Furniture, fixtures and equipment	3 to 15 years
Deferred Income
Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as income. The Company classifies as current the portion of deferred income that is expected to be recognized within one year from the balance sheet date.
Research and Development
Research and development expenses include the costs associated with internal research and development and research and development conducted for the Company by third parties. These costs primarily consist of salaries, pre-clinical and clinical trials, outside consultants, and supplies. All research and development costs discussed above are expensed as incurred. Third-party expenses reimbursed under research and development contracts, which are not refundable, are recorded as a reduction to pharmaceutical manufacturing research and development expense in the consolidated statements of income.
Finance Receivables
The Company extends credit to customers through a variety of financing arrangements, including revenue interest term loans. The amounts outstanding on loans are referred to as finance receivables and are included in finance receivables in the consolidated balance sheets. It is the Company’s expectation that the loans originated will be held for the foreseeable future or until maturity. In certain situations, for example to manage concentrations and/or credit risk, some or all of certain exposures may be sold. Loans for which the Company has the intent and ability to hold for the foreseeable future or until maturity are classified as held for investment (“HFI”). If the Company no longer has the intent or ability to hold loans for the foreseeable future, then the loans are transferred to held for sale (“HFS”). Loans entered into with the intent to resell are classified as HFS. As of December 31, 2024 and 2023, the Company had no loans classified as HFS.
If it is determined that a loan should be transferred from HFI to HFS, then the balance is transferred at the lower of amortized cost or fair value. At the time of transfer, a write-down of the loan is recorded as an impairment when the carrying amount exceeds fair value and the difference relates to credit quality. Otherwise the write-down is recorded as a reduction in finance receivable interest income, and any credit loss reserve is reversed. Once classified as HFS, the amount by which the carrying value exceeds fair value is recorded as a valuation allowance and is reflected as a reduction to finance receivable interest income.
If it is determined that a loan should be transferred from HFS to HFI, the loan is transferred at the lower of cost or fair value on the transfer date, which coincides with the date of change in management’s intent. The difference between the carrying value of the loan and the fair value, if lower, is reflected as a loan discount at the transfer date, which reduces its carrying value. Subsequent to the transfer, the discount is accreted into earnings as an increase to finance revenue interest income over the life of the loan using the effective interest method.
The Company accounts for its finance receivables at amortized cost, net of unamortized origination fees, if any. Related fees and costs are recorded net of any amounts reimbursed, and interest is accreted or accrued to interest revenue using the effective interest method. When and if supplemental payments are received from these long-term receivables, an adjustment to the estimated effective interest rate is affected prospectively.
The Company evaluates the collectibility of both interest and principal for each loan to determine whether it is impaired. A loan is considered to be impaired when, based on current information and events, the Company determines it is probable that it will be unable to collect amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the carrying value of the financial asset to the value determined by discounting the expected future cash flows at the loan’s effective interest rate or to the estimated fair value of the underlying collateral, less costs to sell, if the loan is collateralized and the Company expects repayment to be provided solely by the collateral. Impairment assessments require significant judgments and are based on significant assumptions related to the borrower’s credit risk, financial performance, expected sales, and estimated fair value of the collateral.
Held for Sale
The Company classifies long-lived assets or disposal groups as held for sale in the period when all of the following conditions have been met:
•we have approved and committed to a plan to sell the assets or disposal group;
•the asset or disposal group is available for immediate sale in its present condition;
•an active program to locate a buyer and other actions required to complete the sale have been initiated;
•the sale of the asset or disposal group is probable and expected to be completed within one year;
•the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
•it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The Company measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell and recognize any loss in the period in which the held for sale criteria are met. Gains, if any, are not recognized until the date of sale. We cease depreciation and amortization of a long-lived asset, or assets within a disposal group, upon their designation as held for sale and subsequently assess fair value less any costs to sell at each reporting period until the asset or disposal group is no longer classified as held for sale.

Provision for Credit Losses
The allowance for credit losses is intended to provide for credit losses inherent in the finance receivables portfolio and is periodically reviewed for adequacy considering credit quality indicators, including expected and historical losses and levels of and trends in past due loans, non-performing assets and impaired loans, collateral values and economic conditions. The allowance for credit losses is determined based on specific allowances for loans that are impaired, based upon the value of underlying collateral or projected cash flows. Changes to the allowance for credit losses are recorded in the provision for loan credit losses in the consolidated statements of income.
The Company adopted Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), as amended, on January 1, 2023 using the modified retrospective approach method. See Note 4 for further information.
Marketable Investments
The Company’s marketable investment portfolio includes debt and equity securities as of December 31, 2024. The debt security is classified as an available-for-sale security, which is reported at fair value with unrealized gains or losses recorded in other income, net of applicable income taxes. Equity securities that have a readily determinable fair value are stated at fair value. The Company records changes in fair value of its equity securities in other income (expense), net in its consolidated statement of income.
Foreign Currency Transactions
The Company uses the U.S. dollar as its functional currency. Monetary assets and liabilities and transactions denominated in currencies other than an entity’s functional currency are remeasured into its functional currency using current exchange rates, whereas nonmonetary assets and liabilities are remeasured using historical exchange rates. The Company recognizes gains and losses from such remeasurements within other income (expense), net in the consolidated statements of income in the period of occurrence.
Other Receivables
As of December 31, 2024 and 2023, the Company had collateral receivable of $2.8 million with the counterparties on its foreign currency exchange contract and is recorded as collateral on foreign currency forward contract in the consolidated balance sheets.
Derivatives
All derivatives held by the Company are recognized in the consolidated balance sheets at fair value. Changes in fair value for derivatives that do not meet the criteria for hedge accounting, or for which the Company has not elected hedge accounting are recorded in the consolidated statements of income. If a derivative is recorded using hedge accounting, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income or recorded in other comprehensive income.
The Company had no derivatives designated as hedges as of December 31, 2024 and 2023. The Company holds warrants issued to the Company in conjunction with term loan investments discussed in Note 4. These warrants meet the definition of a derivative and are included in warrant assets in the consolidated balance sheets. The Company also uses a foreign currency forward contract to manage the impact of fluctuations in foreign currency denominated cash flows expected to be received from one of its royalty finance receivables denominated in a foreign currency. The foreign currency forward contract discussed in Note 11 is not designated as a hedging instrument, and changes in fair value are recognized in earnings.
Revenue Recognition
Finance Receivables Segment
The Company’s Finance Receivables segment records interest income on an accrual basis based on the effective interest rate method to the extent that it expects to collect such amounts. The Company recognizes investment management fees when clients invest in our recommended transactions as earned over the period the services are rendered. Incentive fees, if any, are recognized when earned at the end of the relevant performance period, pursuant to the underlying contract. The Company did not recognize any management or incentive fees in 2024 or 2023. Other service revenues are recognized when contractual obligations are fulfilled or as services are provided.
Pharmaceutical Development Segment
The Company’s Pharmaceutical Development segment enters into collaboration and licensing agreements with strategic partners, under which it may exclusively license rights to research, develop, manufacture and commercialize its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and commercial milestone payments; and royalties on net sales of licensed products.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.
Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.
The Company evaluates collaboration agreements with respect to the Financial Accounting Standards Board ("FASB") ASC Topic 808, Collaborative Arrangements, considering the nature and contractual terms of the arrangement and the nature of its business operations to determine the classification of the transactions. When the Company is an active participant in the activity and exposed to significant risks and rewards dependent on the commercial success of the collaboration, it will record its transactions on a gross basis in the consolidated financial statements and describe the rights and obligations under the collaborative arrangement in the notes to the consolidated financial statements.
Exclusive Licenses
If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner; the retention of any key rights by the Company; and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company exercises judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement. Such a change could have a material impact on the amount of revenue the Company records in future periods.
Customer Options
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.
Research and Development Services
The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts. Reimbursements from and payments to the partner that are the result of a collaborative relationship with the partner, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense.

Milestone Payments
At the inception of each arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Royalties
For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. There were no such investments at December 31, 2024 or 2023, as all of our cash was held in checking, savings and brokerage accounts. As of December 31, 2024, cash was deposited in financial institutions and consisted of immediately available fund balances. The Company maintains its cash deposits with well-known and stable financial institutions but balances may exceed stated federally insured limits.
Restricted Cash
Restricted cash as of December 31, 2023 is composed of a holdback amount associated with one of the Company's finance receivables.
Interest and Accounts Receivable
The Company records interest receivable on an accrual basis and recognizes it as earned in accordance with the contractual terms of the loan agreement, to the extent that such amounts are expected to be collected. When management does not expect that principal, interest, and other obligations due will be collected in full, the Company will generally place the loan on nonaccrual status and cease recognizing interest income on that loan until all principal and interest due has been paid or the Company believes the partner company has demonstrated the ability to repay the Company’s current and future contractual obligations. Any uncollected interest related to prior periods is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, the Company may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection. The Company did not recognize any provision for interest receivable credit losses in 2024 and 2023.
Accounts receivable from management fees and pharmaceutical development revenue is recorded at the aggregate unpaid amount less any allowance for credit losses. The Company determines an account receivable’s delinquency status based on its contractual terms. Interest is not charged on outstanding balances. Accounts are written-off only when all methods of recovery have been exhausted. As of December 31, 2024 and 2023, the provision for credit losses on interest and accounts receivable was zero.
Certain Risks and Concentrations
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, interest and accounts receivable, finance receivables and marketable investments. The Company invests its excess cash with major U.S. banks and financial institutions. The Company has not experienced any losses on its cash and cash equivalents.
Finance Receivables Segment
For the year ended December 31, 2024, the Company had one customer that accounted for 11.6% of revenues. For the year ended December 31, 2023, the Company had two customers that accounted for 24.1% of revenues.
The Company performs ongoing credit evaluations of its partner companies and generally requires collateral. For the year ended December 31, 2024, two of our business partners accounted for 36.6% of our interest and accounts receivable. For the year ended December 31, 2023, three of our business partners accounted for 35.0% of our interest and accounts receivable.

Pharmaceutical Development Segment
For the year ended December 31, 2024, the Company had one customer that accounted for approximately 96.0% of pharmaceutical development revenues. For the year ended December 31, 2023, the Company had two customers that accounted for approximately 99.8% of pharmaceutical development revenues.
The Company does not expect its current or future credit risk exposures to have a significant impact on its operations. However, there can be no assurance that its business will not experience any adverse impact from credit risk in the future.
Stock-based Compensation
All employee and director stock-based compensation is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the requisite service period. Stock-based compensation expense is reduced for estimated future forfeitures. These estimates are revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation expense in the period in which the change in estimate occurs.
For restricted stock, the Company recognizes compensation expense in accordance with the fair value of the Company’s stock as determined on the grant date, amortized over the applicable service period. When vesting of awards is based wholly or in part upon the future performance of the stock price, such terms result in adjustments to the grant date fair value of the award and the derivation of a service period. If service is provided over the derived service period, the adjusted fair value of the awards will be recognized as compensation expense, regardless of whether or not the awards vest.
Fair Value of Financial Instruments
The recorded values of cash and restricted cash, accounts and finance receivables, accounts payable, and accrued expenses approximate the fair values due to the short-term nature of the instruments. The recorded values of our foreign currency forwards are fair value based on observable inputs other than quoted prices.
Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to an amount where realization is more likely than not.
If the Company ultimately determines that the payment of such a liability is not necessary, then the Company reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer necessary. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax benefit in the statements of income.
Comprehensive Income
The consolidated statements of comprehensive income have been omitted, as net income equals comprehensive income for the years ended December 31, 2024 and 2023.
Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848),” which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate reform if certain criteria are met. These transactions include: (i) contract modifications, (ii) hedging relationships, and (iii) sales or transfers of debt securities classified as held-to-maturity. ASU 2020-04 was effective upon issuance, and the provisions generally can be applied prospectively as of January 1, 2020 through December 31, 2024. The Company’s finance agreements that utilized LIBOR discontinued the use of LIBOR and adopted the Secured Overnight Financing rate (“SOFR”) or Prime Rate, which did not materially impact our consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires public entities to retrospectively disclose information about their reportable segments’ significant expenses on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of the new standard affects financial statement disclosure only, and its adoption did not affect our results of operations or financial condition.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard is intended to provide greater transparency in various income tax components that affect the rate reconciliation based on the applicable taxing jurisdictions, as well as the qualitative and quantitative aspects of those components. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

Note 2. Net Income Per Share
Basic net income per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net income per share is computed using the weighted-average number of outstanding shares of common stock, and when dilutive, shares of common stock issuable upon exercise of options and warrants deemed outstanding using the treasury stock method.
The following table shows the computation of basic and diluted earnings per share for the following (in thousands, except per share amounts):

	Year Ended December 31,
	2024	2023
Numerator:
Net income	$13,488	$15,887

Denominator:
Weighted-average shares outstanding	12,369	12,653
Effect of dilutive securities	82	43
Weighted-average diluted shares	12,451	12,696

Basic net income per share	$1.09	$1.26
Diluted net income per share	$1.08	$1.25

As of December 31, 2024 and 2023, outstanding options to purchase shares of common stock and outstanding shares of restricted stock in an aggregate of approximately 158,000 and 122,000, respectively, have been excluded from the calculation of diluted net income per share, as such securities were anti-dilutive.

Note 3. Goodwill and Intangible Assets
Goodwill
The net book value of goodwill was solely related to the Enteris acquisition in 2019. The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. During the year ended December 31, 2023, the Company decreased its financial expectations for the License Agreement with Cara and elected to bypass the qualitative goodwill impairment assessment and proceed directly with a quantitative assessment. The goodwill impairment test concluded that the fair value of the Company's Pharmaceutical Development reporting unit did not exceed the carrying amount and the Company recorded an impairment charge of $8.4 million. An income valuation approach was used to estimate the fair value of the Enteris reporting unit which was estimated through a probability-adjusted discounted cash flow analysis. As of December 31, 2024, certain assets of the Enteris reporting unit are classified as held for sale, including intangible assets net, of $0.2 million - see Note 7 for further details.
Intangible Assets
As of December 31, 2023, the gross book value, accumulated amortization, net book value and estimated useful life of acquired intangible assets were as follows (in thousands, except estimated useful life data):

	As of December 31, 2023
	Gross Book Value	Accumulated Amortization	Net Book Value	Estimated Useful Life
License Agreement (1)	$29,400	$23,167	$6,233	10
Trade names and trademarks	210	92	118	10
Customer relationships	240	104	136	10
Total	$29,850	$23,363	$6,487
(1) Prior to the Company's acquisition of Enteris, Enteris entered into the License Agreement with Cara, for oral formulation rights to Enteris’ technology to develop and commercialize Oral KORSUVATM in any indication worldwide, excluding South Korea and Japan. Cara is obligated to pay Enteris certain development, regulatory and tiered commercial milestone payments, as well as low single-digit royalties based on net sales in the licensed territory. During 2024, the Company concluded that the milestones and royalties pursuant to the License Agreement would not be realized as a result of non-viability of product covered by the License Agreement. The Company has recognized a full impairment on the license of its remaining net book value of $5.8 million which is included in the "Loss on impairment of intangible assets" section of our consolidated statements of income.
Amortization expense related to intangible assets was $0.5 million and $1.7 million for the year ended December 31, 2024 and 2023, respectively.

Note 4. Finance Receivables
Finance receivables are reported at their determined principal balances net of any unearned income, cumulative charge-offs and unamortized deferred fees and costs. Unearned income and deferred fees and costs are amortized to interest income based on all cash flows expected using the effective interest method.
The carrying values of finance receivables are as follows (in thousands):

	December 31,
	2024	2023
Term loans	$224,073	$221,145
Royalty purchases	64,936	67,260
Total before allowance for credit losses	289,009	288,405
Allowance for credit losses	(11,249)	(13,901)
Total carrying value	$277,760	$274,504
Allowance for Credit Losses
The allowance for credit losses ("ACL") is management's estimate of the amount of expected credit losses over the life of the loan portfolio, or the amount of amortized cost basis not expected to be collected, at the balance sheet date. This estimate encompasses information about historical events, current conditions and reasonable and supportable economic forecasts. Determining the amount of the ACL is complex and requires extensive judgment by management about matters that are inherently uncertain. Given the current level of economic uncertainty, the complexity of the ACL estimate and level of management judgment required, we believe it is possible that the ACL estimate could change, potentially materially, in future periods. Changes in the ACL may result from changes in current economic conditions, our economic forecast, and circumstances not currently known to us that may impact the financial condition and operations of our borrowers, among other factors.
Expected credit losses are estimated on a collective basis for groups of loans that share similar risk characteristics. For finance receivables that do not share similar risk characteristics with other finance receivables, expected credit losses are estimated on an individual basis. Expected credit losses are estimated over the contractual terms of the finance receivables, adjusted for expected prepayments and unfunded commitments, generally excluding extensions and modifications. The loan portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses.
The Company adopted ASU 2016-13, as amended, on January 1, 2023 using the modified retrospective approach method. The implementation of ASU 2016-13 also impacted the Company's ACL on unfunded loan commitments, as the ACL now represents expected credit losses over the contractual life of commitments not identified as unconditionally cancellable by the Company. The reserve for unfunded commitments is estimated using the same reserve or coverage rates calculated on collectively evaluated loans following the application of a funding rate to the amount of the unfunded commitment. The funding rate represents management's estimate of the amount of the current unfunded commitment that will be funded over the remaining contractual life of the commitment and is based on historical data. On January 1, 2023, the Company recorded an adjustment for unfunded commitments of $0.4 million for the adoption of ASU 2016-13. As of December 31, 2024 and December 31, 2023, the Company has a $0.1 million and $0.2 million, respectively, liability for credit losses on off-balance sheet exposures related to unfunded commitments, with this liability included in accounts payable and accrued liabilities on the consolidated balance sheets. Please refer to Note 9 for further information on the Company's unfunded commitments.
Allowance for Credit Losses - methodology update
During the year ended December 31, 2024, the Company revised its methodology for calculating the allowance for credit losses to be more directly tied to the individual risk ratings, as determined by management, of finance receivables. This resulted in a re-allocation of the existing allowance and did not have a material impact on the total allowance for credit losses amount. Previously, the Company's quarterly assessment of the allowance included two portfolio pools: Term Loans and Royalties. After the change in methodology effective for the quarter ended June 30, 2024, these pools are further broken down into individual risk ratings applied to each investment to allow for a more precise method for calculating the allowance for credit losses.

The following table details the changes in the allowance for credit losses by portfolio segment for the respective periods (in thousands):

	December 31, 2024			December 31, 2023
	Term Loans	Royalties	Total	Term Loans	Royalties	Total
Allowance at beginning of period	$9,731	$4,170	$13,901	$—	$11,846	$11,846
Effect of adoption of ASU 2016-13	—	—	—	8,900	2,886	11,786
Provision for (benefit from) credit losses	8,907	(79)	8,828	831	1,284	2,115
Write offs, net of recoveries(1)	(11,480)	—	(11,480)	—	(11,846)	(11,846)
Allowance at end of period	$7,158	$4,091	$11,249	$9,731	$4,170	$13,901
(1) Reversal of finance receivable-specific ACL recognized in prior periods. No impact to consolidated statement of income for the year ended December 31, 2023.
Non-Accrual Finance Receivables
The Company originates finance receivables to companies primarily in the life sciences sector. This concentration of credit exposes the Company to a higher degree of risk associated with this sector.
On a quarterly basis, the Company evaluates the carrying value of its finance receivables. Recognition of income is suspended, and the finance receivable is placed on non-accrual status when management determines that collection of future income is not probable. This evaluation is generally based on delinquency information, an assessment of the borrower’s financial condition and the adequacy of collateral, if any. The Company would generally place term loans on nonaccrual status when the full and timely collection of interest or principal becomes uncertain and they are 90 days past due for interest or principal, unless the term loan is both well-secured and in the process of collection. When placed on nonaccrual, the Company would reverse any accrued unpaid interest receivable against interest income and amortization of any net deferred fees is suspended. Generally, the Company would return a term loan to accrual status when all delinquent interest and principal become current under the terms of the credit agreement.
The following table presents nonaccrual and performing finance receivables by portfolio segment, net of credit loss allowance (in thousands):

	December 31, 2024			December 31, 2023
	Nonaccrual	Performing	Total	Nonaccrual	Performing	Total
Term loans	$1,000	$223,073	$224,073	$9,128	$212,017	$221,145
Royalty purchases	13,830	51,106	64,936	16,854	50,406	67,260
Total before allowance for credit losses	$14,830	$274,179	$289,009	$25,982	$262,423	$288,405
Allowance for credit losses	(2,075)	(9,174)	(11,249)	(1,447)	(12,454)	(13,901)
Total carrying value	$12,755	$265,005	$277,760	$24,535	$249,969	$274,504
As of December 31, 2024, the Company had four finance receivables in nonaccrual status: (1) the Flowonix Medical, Inc. (“Flowonix”) royalty, with a carrying value of $8.4 million; (2) the Best ABT, Inc. (“Best”) royalty, with a carrying value of $2.3 million; (3) the Ideal Implant, Inc. (“Ideal”) royalty, with a carrying value of $3.1 million; and (4) the term loan to BIOLASE, Inc ("BIOLASE"), with a carrying value of $1.0 million. The Company collected $15.9 million and $2.4 million on these nonaccrual finance receivables for the years ended December 31, 2024 and 2023, respectively.
Term Loan Settlements/Payoffs
On November 14, 2024, a third party purchased certain Exeevo assets in accordance with an Asset Purchase Agreement ("Exeevo APA"), whereby the Company received a payment of $3.4 million cash at closing, a net $0.7 million payment in January 2025, and $0.5 million in February 2025. Additionally, the Company is eligible to receive a three year contingent earn out consisting of 30% of the annual increase in SAAS gross margin. The Company assigned no value to the contingent earn out given the uncertainty that the contingencies will be met.

BIOLASE filed for Chapter 11 bankruptcy protection on October 1, 2024. The Company agreed to make additional fundings to support the Chapter 11 process through Debtor-in-Possession (“DIP”) Financing and on October 9, 2024, the Company advanced an additional $1.4 million DIP Financing to BIOLASE. During November 2024 certain assets of Biolase were sold to a third party. On November 27, 2024 the Company received a $13.0 million payment from the bankruptcy estate. The Company received an additional payment of $1.0 million in February 2025..

On December 16, 2024, certain assets of Trio Healthcare were sold to a third party and the Company received a $1.9 million cash payment.
Loan Modifications Made to Borrowers Experiencing Financial Difficulty
Effective January 1, 2023, the Company adopted the provisions of ASU 2022-02, which eliminated the accounting for TDRs while expanding loan modification and vintage disclosure requirements. The update specifically required additional disclosures on loan modifications to borrowers experiencing financial difficulties that involved an interest rate reduction, other-than-insignificant payment delay, a term extension, principal forgiveness or a combination thereof.
The Company evaluates the carrying value of each finance receivable for impairment. A term loan is considered to be impaired when, based on current information and events, it is determined that the Company will not be able to collect the amounts due according to the loan contract, including scheduled interest payments. This evaluation is generally based on delinquency information, an assessment of the borrower’s financial condition and the adequacy of collateral, if any. In certain circumstances, the Company may place a finance receivable on nonaccrual status but conclude it is not impaired. The Company may retain independent third-party valuations on such nonaccrual positions to support impairment decisions. On an ongoing basis, the Company monitors the performance of modified loans to their restructured terms.
Revaluation of Finance Receivable
During the year ended December 31, 2024, the Company revalued its royalty for Iluvien as a result of entering into an amendment. Pursuant to the amendment, the forecast of cash flows to be received over the life of the financial royalty was revised resulting in a revaluation gain of $2.5 million and corresponding mark-up to the carrying value which is included in the "Gain on revaluation of finance receivable" caption on our consolidated statements of income for the year ended December 31, 2024.
Credit Quality of Finance Receivables
The Company evaluates all finance receivables on a quarterly basis and assigns a risk rating based upon management’s assessment of the borrower’s ability and likelihood of repayment. The assessment is subjective and based on multiple factors, including but not limited to, financial strength of borrowers and operating results of the underlying business. The credit risk analysis and rating assignment is performed quarterly in conjunction with the Company's assessment of its allowance for credit losses. The Company uses the following definitions for its risk ratings for Term Loans:
1: Borrower performing well below Company expectations, and the borrower's ability to raise sufficient capital to operate its business or repay debt is highly in question. Finance receivables rated a 1 are on non-accrual and are at an elevated risk for principal impairment.
2: Borrower performing below plan, and the loan-to-value is generally worse than at the time of underwriting. Borrower has limited access to additional capital to operate its business. Finance receivables rated a 2 are generally on non-accrual, and while no loss of impairment is anticipated, there is potential for future principal impairment.
3: Borrower performing in-line-to-modestly below Company expectations, and loan-to-value is similar to slightly worse than at the time of underwriting. Borrower has demonstrated access to capital markets.
4: Borrower performing in-line-to-modestly above Company expectations and loan-to-value similar or modestly better than underwriting case. Borrower has demonstrated access to capital markets.
5: Borrower performing in excess of Company expectations, and loan-to-value is better than at time of origination.
The Company uses an internal credit rating system which rates each Royalty on a color scale of Green to Red, with Green typically indicative of a Royalty that is exceeding base underwritten case, Yellow indicates a Royalty performing in-line with underwritten plan, and Red reflective of underperformance relative to plan. Royalties rated as Red are generally classified as non-accrual.

The following table summarizes the carrying value of Finance Receivables by origination year, grouped by risk rating as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024
	2024	2023	2022	2021	2020	2019	Prior	Total
Term Loans
5	$—	$—	$—	$16,378	$—	$28,926	$—	$45,304
4	7,929	36,406	55,353	—	—	—	—	99,688
3	—	24,920	—	11,930	—	26,482	—	63,332
2	—	—	—	14,749	—	—	—	14,749
1	—	—	—	—	—	—	1,000	1,000
Subtotal - Term Loans	$7,929	$61,326	$55,353	$43,057	$—	$55,408	$1,000	$224,073

Royalties
Green	$8,005	$11,685	$11,231	$—	$15,865	$—	$1,267	$48,053
Yellow	—	—	—	—	3,053	—	—	3,053
Red	—	—	—	3,050	8,433	—	2,347	13,830
Subtotal - Royalties	$8,005	$11,685	$11,231	$3,050	$27,351	$—	$3,614	$64,936

Total Finance Receivables, gross	$15,934	$73,011	$66,584	$46,107	$27,351	$55,408	$4,614	$289,009

	December 31, 2023
	2023	2022	2021	2020	2019	Prior	Total
Term Loans
5	$—	$—	$13,734	$—	$5,696	$—	$19,430
4	25,799	32,211	—	—	—	10,485	68,495
3	24,341	24,285	10,227	—	31,807	—	90,660
2	—	6,924	12,493	—	—	14,015	33,432
1	—	—	9,128	—	—	—	9,128
Subtotal - Term Loans	$50,140	$63,420	$45,582	$—	$37,503	$24,500	$221,145

Royalties
Green	$27,785	$—	$—	$14,650	$—	$1,340	$43,775
Yellow	—	—	—	3,212	—	3,419	6,631
Red	—	—	3,834	10,433	—	2,587	16,854
Subtotal - Royalties	$27,785	$—	$3,834	$28,295	$—	$7,346	$67,260

Total Finance Receivables, gross	$77,925	$63,420	$49,416	$28,295	$37,503	$31,846	$288,405

Note 5. Property and Equipment, Net
As of December 31, 2024, property and equipment, net, excluded $4.6 million that are included in assets held for sale on the consolidated balance sheet. See Note 7 for further details.

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Production equipment and other	$—	$4,079
Furniture and fixtures	139	198
Leasehold improvements	13	3,645
Capitalized software	16	192
Total	168	8,114
Less accumulated depreciation and amortization	(120)	(2,676)
Property and equipment, net	$48	$5,438
Depreciation and amortization expense on property and equipment was $0.9 million and $0.8 million for the year ended December 31, 2024 and 2023, respectively.

Note 6. Marketable Investments

Investments in corporate debt and equity securities as of December 31, 2024 and 2023 consist of the following (in thousands):

	Year Ended December 31,
	2024	2023
Corporate debt securities	$21	$48
Equity securities	559	—
Total marketable investments	$580	$48

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities as of December 31, 2024 and 2023, are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024	$21	$—	$—	$21
December 31, 2023	$48	$—	$—	$48
Equity Securities
During the year ended December 31, 2024 the Company exercised its right to purchase AOTI, Inc ("AOTI") restricted stock. Upon exercise, the Company received 402,634 shares of AOTI restrictedstock with a fair value of $0.7 million, or $1.68 per share. The restricted stock can be converted into publicly traded common shares one year after the exercise date.
The following table presents gains and losses on equity securities as prescribed by ASC 321, Investments - Equity Securities during the year ended December 31, 2024 and 2023 (in thousands):

	December 31,
	2024	2023
Net (gain) loss on equity securities during the period	$(180)	$799
Add: Net gain (loss) on warrants exercised or cancelled during the period	445	$(799)
Add: Net loss recognized on equity securities sold during the period	(180)	—
Unrealized loss on equity securities held at the end of the period	$85	$—

Note 7. Assets and Liabilities Held for Sale
With an effective date of January 1, 2024, the Company entered into an Option and Asset Purchase Agreement with a strategic partner on March 14, 2024, which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing CDMO services to third parties, subject to certain exclusions. The strategic partner must exercise the Option by or before January 1, 2026. As we expect the strategic partner to exercise the Option within the next 12 months from the year ended December 31, 2024, certain assets and liabilities of the Enteris business have been classified as held for sale. The assets and liabilities held for sale represent the major operating assets and liabilities of the Enteris business (i.e. the majority of the Pharmaceutical Development segment) and as such, when the Option is exercised, this segment of the business will no longer exist and only the specialty finance business will remain. The decision to enter into the Option and Asset Purchase Agreement was made to align with the overall strategy to focus on the specialty finance business.
The following table summarizes the assets and liabilities held for sale:

December 31, 2024
Assets:
Inventory	$354
Property & equipment, net	4,635
Intangible assets, net	209
Other non-current assets	1,200
Total assets held for sale, net	$6,398

Liabilities:
Accounts payable & accrued liabilities	$268
Other non-current liabilities	987
Total liabilities held for sale	$1,255
During the year ended December 31, 2024, there was not a strategic shift for the Company, and accordingly, the Pharmaceutical Development segment does not meet the criteria to be classified as a discontinued operation. As a result, we will continue to report our operational results for the Pharmaceutical Development segment until the sale. The following table shows the net loss before taxes for Enteris (in thousands):

	December 31,
	2024	2023
Net loss before taxes	$(3,718)	$(9,763)

Note 8. Debt
Revolving Credit Facility
On June 28, 2023, the Company entered into a new Credit Agreement (the “Credit Agreement”) by and among SWK Funding LLC, the Company’s wholly-owned subsidiary (together with the Company, the “Borrower”), the lenders party thereto (“Lenders”), and First Horizon Bank as a Lender and Agent (the “Agent”). The Credit Agreement provides for a revolving credit facility with an initial maximum principal amount of $45.0 million. The Credit Agreement provides that the Company may request one or more incremental increases in an aggregate amount not to exceed $80.0 million, subject to the consent of the Agent and each Lender, at any time prior to the termination of the revolving credit period on June 28, 2026 (the “Commitment Termination Date”). The revolving credit period will be followed by a one-year amortization period, with the final maturity date of the Credit Agreement occurring on June 28, 2027.
The outstanding principal balance of the Credit Agreement will bear interest at a rate per annum equal to the sum of (i) Term SOFR (as defined in the Credit Agreement) plus (ii) 3.75% at all times prior to the Commitment Termination Date. The outstanding principal balance of the Revolving Credit Facility will bear interest at a rate per annum equal to the sum of (i) Term SOFR (as defined in the Credit Agreement) plus (ii) 4.25% at all times on and after the Commitment Termination Date. Under the terms of the Credit Agreement, all accrued and unpaid interest shall be due and payable, in arrears, on the first business day of each calendar month.
The Credit Agreement contains customary affirmative and negative covenants, in addition to financial covenants specifying that, as of the end of each calendar month, (i) the consolidated leverage ratio of Borrower will not exceed 1.00 to 1.00, (ii) the consolidated interest coverage ratio of Borrower will not be less than 4.00 to 1.00, (iii) the cash collection rate in relation to Borrower’s portfolio of loan assets will not be less than 4.5%, for such calendar month, (iv) the net charge-off percentage in relation to Borrower’s portfolio of loan assets will not exceed 3% for such calendar month, and (v) the weighted average risk rating in relation to Borrower portfolio of loan assets will not be less than 3.00. In addition, the Credit Agreement provides that at no time shall the Company permit its consolidated tangible net worth to be less than $145.0 million, or its Liquidity (as defined in the Credit Agreement) to be less than $5.0 million. The Credit Agreement also contains events of default customary for such financings, the occurrence of which would permit the Agent and Lenders to accelerate the aggregate principal amount due thereunder. As of December 31, 2024, the Company was in compliance with all covenants.
The Credit Agreement refinances the Company’s Loan and Security Agreement dated as of June 29, 2018 (the “Prior Credit Agreement”), as amended, between the Company and Cadence Bank, N.A. (“Cadence Bank”), as the lender and administrative agent, which was due to expire on September 30, 2025. The Prior Credit Agreement was terminated by the Company, effective as of June 28, 2023.
On October 10, 2023, the Company entered into an amendment to the Credit Agreement pursuant to which Woodforest National Bank was added as a lender under the Credit Agreement for an aggregate commitment of $15.0 million, thereby increasing the aggregate commitments under the Credit Agreement from $45.0 million to $60.0 million.
On August 29, 2024, the Company entered into an amendment to the Credit Agreement pursuant to which the consolidated interest coverage ratio of Borrower will not be less than 2.00 to 1:00, the net charge-off percentage in relation to Borrower's portfolio of loan assets will not be less than 8% for such calendar month, and cumulative share repurchases will not exceed $7.0 million in value in any 12-month period.
As of December 31, 2024 and 2023, there were $6.2 million and $12.4 million, respectively, outstanding under the new Credit Agreement. During the years ended December 31, 2024 and 2023, the Company recognized $1.1 million and $1.0 million, respectively, of interest expense in connection with the Credit Agreement and Prior Credit Agreement.
Senior Notes Due 2027
On October 3, 2023, the Company issued a $30.0 million aggregate principal amount of 9.00% Senior Notes due 2027 ("2027 Senior Notes" or "Notes”) in a registered underwritten public offering. On October 27, 2023, the underwriter exercised in full, its over-allotment option by purchasing an additional approximately $3.0 million aggregate principal amount of the 2027 Senior Notes. The interest rates are fixed at 9.00% per annum and are payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on December 31, 2023, and until maturity. The Notes will mature on January 31, 2027. The total net proceeds from the debt offering, after deducting initial purchase discounts and debt issuance costs, were approximately $30.6 million. The Company intends to use the net proceeds from the offering for general corporate purposes, including funding future acquisitions and investments, repaying indebtedness, making capital expenditures, and funding working capital.

The following table summarizes the outstanding balance of the Notes, net of debt issuance costs (in thousands):

	December 31, 2024	December 31, 2023
2027 Senior Notes	32,969	32,969
Debt issuance costs	(1,557)	(2,188)
Total Long-term debt, net	31,412	30,781
The Company’s future principal obligations for the notes were as follows (in thousands):

December 31, 2024
2025	—
2026	—
2027	32,969
Total unsecured senior notes, net	32,969
The Company may redeem the Notes for cash in whole or in part at any time (i) on or after September 30, 2025 (the “First Call Date”) and prior to September 30, 2026, at a price equal to the sum of 102% of their principal amount, and (ii) on or after September 30, 2026 at a price equal to the sum of 100% of their principal amount, plus (in each case noted above) accrued and unpaid interest to, but excluding, the date of redemption. At any time prior to the First Call Date, the Company may, at its option, redeem the Notes for cash, in whole at any time or in part from time to time at a redemption price equal to (i) 100% of the principal amount of Notes redeemed, plus (ii) a Make-Whole Amount (as defined in the Indenture), plus (iii) accrued and unpaid interest, if any, to, but excluding, the date of redemption. On and after any redemption date, interest will cease to accrue on the redeemed Notes. Additionally, upon the occurrence of a Triggering Event (as defined in the Indenture), holders of the Notes will have the right to require the Company to make an offer to repurchase all or any portion of their Notes for cash at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.
The Notes are senior unsecured obligations of the Company and rank equal in right of payment with the Company’s existing and future senior unsecured indebtedness.
The Company evaluated the 2027 Senior Notes for derivatives pursuant to Accounting Standard Codification ("ASC") 815, "Derivatives and Hedging," and identified an embedded derivative that required bifurcation as the feature is not clearly and closely related to the host instrument. The embedded derivative was a default provision, which could require additional interest payments. The Company reassesses the feature annually to determine if it requires separate accounting. There have been no changes to the Company’s assessment that the fair value of the embedded derivative is immaterial through December 31, 2024.

Note 9. Commitments and Contingencies
Lease Obligations
Topic 842, Leases, establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company's leases consist of operating leases for office space. The Company determines if an arrangement is a lease at inception. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
All the Company’s material leases are operating leases. Right-of-use ("ROU") assets related to operating leases are included on the consolidated balance sheets in other non-current assets. Operating lease cost is recognized over the lease term on a straight-line basis and is recorded within general and administrative expenses on the consolidated statements of income. In March of 2023, the Company entered into a new lease for office space in Dallas, Texas on Sherry Lane. The Company’s corporate office space in Dallas, Texas totals approximately 4,450 square feet.
On June 10, 2024, the Company entered into a lease termination agreement to its Preston Road office lease in Dallas (the “Lease Termination”). The Lease Termination terminated the Company’s rights and obligations with respect to the leased premises on June 30, 2024. As such, the ROU assets and operating lease liabilities were written off, and the Company recorded a gain of $3 thousand for the year ended December 31, 2024 and paid an early termination fee of $9 thousand.
The Enteris headquarters is located in Boonton, New Jersey, where Enteris leases approximately 32,000 square feet of space. Total rent expense recognized under the lease was $0.3 million for both the years ended December 31, 2024 and 2023. The office lease expires in December 2029 with an option to renew for an additional five years.
Cash paid for amounts included in the measurement of operating lease liabilities was $0.5 million and $0.4 million for the years ended December 31, 2024 and 2023 and right-of-use assets obtained in exchange for new operating lease obligations was $0.5 million and $0.6 million.
The components of lease cost is as follows (in thousands):

	December 31,
	2024	2023
Operating lease cost	$474	$472
Variable lease cost	63	49
Total lease cost	$537	$521
Supplemental balance sheet information related to operating leases is as follows (in thousands):

		December 31,
	Balance Sheet Location	2024	2023
Operating lease right-of-use assets (1)	Other non-current assets	$518	$2,085

Operating lease liabilities, current	Other current liabilities	130	367
Operating lease liabilities, non-current	Other non-current liabilities	468	1,863
Total operating lease liabilities (1)		$598	$2,230
(1) As of December 31, 2024 operating lease right-of-use assets exclude $1.2 million that are included in assets held for sale, net, on the consolidated balance sheet. See Note 7.
(2) As of December 31, 2024 total operating lease liabilities exclude $1.3 million that are included in liabilities held for sale on the consolidated balance sheet. See Note 7.

	December 31,
	2024	2023
Weighted-average remaining lease term (years)	3.7	5.3
Weighted-average discount rate	7.1%	6.3%

Future minimum rent on the Company's operating leases is as follows (in thousands):

2025	179
2026	183
2027	188
2028	128
Total future lease payments (1)	$678
(1) As of December 31, 2024, total future lease payments exclude 1.4 million of lease payments related to held for sale leases, of which 0.3 million are due in 2025.
Contingent Consideration
During fiscal year 2019 the Company recorded contingent consideration related to the 2019 acquisition of Enteris and sharing of certain milestone and royalties due to Enteris pursuant to the License Agreement. Contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved, with changes in the estimated fair value recognized in earnings. During the year ended December 31, 2024, it was determined the milestones and royalties pursuant to the License Agreement would not be realized as a result of non-viability of the product covered by the License Agreement. Accordingly, the Company concluded that the liability for contingent consideration, previously held at its estimated fair value of $4.9 million, should be $0. The write-off of this contingent consideration liability resulted in a gain of $4.9 million during the year ended December 31, 2024, and is included in the "Change in fair value of acquisition-related contingent consideration" caption of our consolidated statements of income.
Unfunded Commitments
As of December 31, 2024, the Company's unfunded commitments were as follows (in millions):

MedMinder Systems, Inc.	$2.5
Relief	3.3
Total unfunded commitments	$5.8
Per the terms of the royalty purchase or credit agreements, unfunded commitments are contingent upon reaching an established revenue threshold or other performance metrics on or before a specified date or period of time, and in the case of loan transactions, are subject to being advanced as long as an event of default does not exist.
Litigation
The Company is involved in, or has been involved in, arbitrations or various other legal proceedings that arise from the normal course of its business. The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material impact on the Company’s results of operations, balance sheets and cash flows due to defense costs, and divert management resources. The Company cannot predict the timing or outcome of these claims and other proceedings. As of December 31, 2024, the Company is not involved in any arbitration and/or other legal proceeding that it expects to have a material effect on its business, financial condition, results of operations and cash flows.
Indemnification
As permitted by Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving in such capacity, or in other capacities at the Company’s request. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any such amounts. As a result of the Company’s insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is insignificant. Accordingly, the Company had no liabilities recorded for these agreements as of December 31, 2024 and 2023.

Note 10. Stockholders' Equity
 Common Stock
The total number of shares of common stock, $0.001 par value, that the Company is authorized to issue is 250,000,000.
Issuer Purchases of Equity Securities
On May 31, 2022, the Board authorized a share repurchase program under which the Company was previously authorized to repurchase up to $10.0 million of the Company’s outstanding shares of common stock. The previous repurchase periods under this program were July 1, 2022 through May 15, 2023 and May 16, 2023 through May 15, 2024 (the "Prior Repurchase Programs").
On May 16, 2024, the Company announced that the Board had authorized the Company to repurchase up to $10.0 million of the Company’s outstanding shares of common stock from time-to-time until May 16, 2025, through a trading plan established in compliance with Rule 10b5-1 and Rule 10b-18 of the Exchange Act (the “Current Repurchase Program”). The actual timing, number and value of shares repurchased under the Current Repurchase Program will depend on several factors, including the constraints specified in the Rule 10b5-1 trading plan, price, and general market conditions. There is no guarantee as to the exact number of shares that will be repurchased under the Current Repurchase Program. Our Board may also suspend or discontinue the Current Repurchase Program at any time, in its sole discretion. The purchase period for the Current Repurchase Program is May 16, 2024 through May 16, 2025.
As of December 31, 2024, the Company has repurchased an aggregate of 793,411 shares under the Prior Repurchase Programs and Current Repurchase Program at a total cost of $13.5 million, or $16.99 per share. As of December 31, 2024, the maximum dollar value of shares that may yet be purchased under the Current Repurchase Program was approximately $5.4 million of shares of common stock.
Preferred Stock
The Company’s Board may, without further action by the stockholders, issue one or more series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2024, no shares of preferred stock have been issued.
Stock Compensation Plans
The Company’s 2010 Stock Incentive Plan (the “2010 Stock Incentive Plan”) provides for options, restricted stock, and other customary forms of equity to be granted to the Company’s directors, officers, employees, and independent contractors. All forms of equity incentive compensation are granted at the discretion of the Board and have a term not greater than 10 years from the date of grant.
The calculation of the fair values of our stock-based compensation plans requires estimates that require management’s judgments. Under ASC 718, Compensation - Stock Compensation, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. There were no options granted in the fiscal years ended December 31, 2024 and 2023.
The following table summarizes activities under the 2010 Stock Incentive Plan for the indicated periods:

	Options Outstanding
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balances, December 31, 2022	90,000	$10.88	6.3	$364
Options canceled and retired	(22,039)	16.29
Options exercised	(461)	16.29
Balances, December 31, 2023	67,500	12.70	5.0	326
Options exercised	(18,750)	12.50
Balances, December 31, 2024	48,750	12.78	3.8	137

Options vested and exercisable and expected to be vested and exercisable at December 31, 2024	48,750	$12.78	3.8	$137
Options vested and exercisable at December 31, 2024	48,750	$12.78	3.8	$137

At December 31, 2024, there were approximately 670,235 shares reserved for issuance under the 2010 Stock Incentive Plan, and the Company had no unrecognized stock option expense for time-based awards.
The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2024:

Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price per Share	Number Exercisable	Weighted-Average Exercise Price per Share
$9.61	15,000	1.5	$9.61	15,000	$9.61
$12.50	18,750	4.4	$12.50	18,750	$12.50
$16.29	15,000	5.4	$16.29	15,000	$16.29
Total	48,750	3.8	$12.78	48,750	$12.78
Employee stock-based compensation expense recognized for time-vesting options for the years ended December 31, 2024 and 2023, uses the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s equity incentive plans. Risk-free interest rates for the options were taken from the Daily Federal Yield Curve Rates on the grant dates for the expected life of the options as published by the Federal Reserve. The expected volatility was based upon historical data and other relevant factors such as the Company’s changes in historical volatility and its capital structure, in addition to mean reversion. Employee stock-based compensation expense recognized for market performance-vesting options uses a binomial lattice model for estimating the fair value of options granted under the Company’s equity incentive plan.
In calculating the expected life of stock options, the Company determines the amount of time from grant date to exercise date for exercised options and adjusts this number for the expected time to exercise for unexercised options. The expected time to exercise for unexercised options is calculated from grant as the midpoint between the expiration date of the option and the later of the measurement date or the vesting date. In developing the expected life assumption, all amounts of time are weighted by the number of underlying options.
During the year ended December 31, 2024, 71,039 restricted shares were granted and 24,013 restricted shares vested. During the year ended December 31, 2023, 25,944 restricted shares were granted and 15,989 restricted shares vested. As of December 31, 2024 and 2023, there were 129,145 and 97,283 shares of restricted stock outstanding, respectively.
During the years ended December 31, 2024 and 2023, the Board approved compensation for Board services by granting 19,336 and 9,897 shares, respectively, of common stock as compensation for the non-employee directors. The Company recorded $0.4 million and $0.3 million in Board stock-based compensation expense during the years ended December 31, 2024 and 2023, respectively. The Company recorded aggregate stock-based compensation expense, including the quarterly and annual Board grants, of $0.9 million and $0.5 million during the years ended December 31, 2024 and 2023, respectively.

Note 11. Fair Value Measurements
The Company measures and reports certain financial and non-financial assets and liabilities on a fair value basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Active markets are considered to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.
Level 3: Unobservable inputs are not corroborated by market data. This category is comprised of financial and non-financial assets and liabilities whose fair value is estimated based on internally developed models or methodologies using significant inputs that are generally less readily observable from objective sources.
Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels during the years ended December 31, 2024 and 2023.
The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value. The disclosures include financial instruments and derivative financial instruments, other than investment in affiliates.
Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.
Cash and cash equivalents
The carrying amounts reported in the balance sheet for cash, cash equivalents, and restricted cash approximate those assets’ fair values.
Securities available for sale
Certain common equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices).
Finance Receivables
The fair values of finance receivables are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the finance receivables. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. These receivables are classified as Level 3. Finance receivables are not measured at fair value on a recurring basis, but estimates of fair value are reflected below.
Contingent Consideration
The fair value measurements of the contingent consideration obligations arising from business combinations are classified as Level 3 estimates under the fair value hierarchy, as these items have been valued using unobservable inputs. These inputs include: (a) the estimated amount and timing of projected cash flows; (b) the probability of the achievement of the factors on which the contingency is based; and (c) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Changes in fair value of this obligation are recorded as income or expense within operating income in our consolidated statements of income. Significant increases or decreases in any of those inputs in isolation could result in a significantly lower or higher fair value measurement. As noted above in Note 9, the acquisition-related contingent consideration liability was written down to $0 during the year ended December 31, 2024 due to non-viability of the underlying product.

Marketable Investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities would be classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets or broker quotes utilizing observable inputs, and accordingly these securities would be classified as Level 2. If market prices are not available and there are no observable inputs, then fair value would be estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities would be classified as Level 3, if the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company checks the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices. Available-for-sale securities are measured at fair value on a recurring basis, while securities with no readily available fair market value are not, but estimates of fair value are reflected below.
Derivative Instruments
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, would be classified as Level 1. For non-exchange traded derivatives, fair value is based on option pricing models and are classified as Level 3.
The Company uses a foreign currency forward contract to manage the impact of fluctuations in foreign currency denominated cash flows expected to be received from one of its royalty finance receivables denominated in a foreign currency. The foreign currency forward contract is not designated as a hedging instrument, and changes in fair value are recognized in earnings. The foreign currency forward contract was recorded in other non-current assets in the consolidated balance sheets as of December 31, 2024 and December 31, 2023 and totaled to $2.5 million and $1.0 million, respectively. The Company recognized a $1.5 million and $1.7 million gain due to changes in fair value related to its foreign currency forward contract for the years ended December 31, 2024 and December 31, 2023, respectively.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Warrant assets	$4,366	$—	$—	$4,366
Marketable investments	580	559	—	21
Foreign currency forward contract	2,475	—	—	2,475
The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Warrant assets	$1,759	$—	$—	$1,759
Marketable investments	48	—	—	48
Foreign currency forward contract	974	—	—	974

Financial liabilities:
Contingent consideration payable	$4,900	$—	$—	$4,900
The contingent consideration payable was valued using a discounted cash flow approach and included a significant unobservable input which is the discount rate. During the year ended December 31, 2024, there was a write off of the full balance of contingent consideration liability due to the non-viability of the underlying product. See Note 9 for further information.
The changes on the value of the warrant assets during the years ended December 31, 2024 and 2023 were as follows (in thousands):

Fair Value - January 1, 2023	$1,220
Issuance	1,364
Cancelled	(770)
Decrease in fair value	(55)
Fair Value - December 31, 2023	1,759
Issuance	1,241
Exercised	(985)
Increase in fair value	2,406
Loss on foreign currency transactions	(55)
Fair Value - December 31, 2024	$4,366

The Company holds warrants issued to the Company in conjunction with certain term loan investments. These warrants meet the definition of a derivative and are included in the consolidated balance sheets. The fair values for warrants outstanding, which do not have a readily determinable value, are measured using the Black-Scholes option pricing model. The following ranges of assumptions were used in the models to determine fair value:

	December 31, 2024	December 31, 2023
Dividend rate range	—	—
Risk-free rate range	4.2% to 4.5%	3.8% to 4.8%
Expected life (years) range	1.9 to 6.9	1.2 to 5.8
Expected volatility range	56.0% to 177.7%	75.3% to 154.3%
The warrant assets are valued using a market approach and include significant unobservable inputs such as risk-free rate, expected life, and expected volatility. For the year ended December 31, 2024, the risk-free rate range weighted average was 4.4%, and had a median of 4.4%. For the year ended December 31, 2023, the risk-free rate range weighted average was 4.3%, and had a median of 3.8%. For the year ended December 31, 2024, the expected life range weighted average was 5.8 years, and had a median of 4.3 years. For the year ended December 31, 2023, the expected life range weighted average was 3.4 years, and had a median of 4.4 years. For the year ended December 31, 2024, the expected volatility range weighted average was 65.6%, and had a median of 104.3%. For the year ended December 31, 2023, the expected volatility range weighted average 124.6%, and median of 134.4%.
As of December 31, 2024, the Company had three royalty investments, Best, Ideal, and Flowonix, that were deemed to be impaired based on reductions in carrying value. As of December 31, 2024, the Company had one term loan, BIOLASE, that was deemed to be impaired based on reductions in carrying value. As of December 31, 2023, the Company had one royalty, Best, that was deemed to be impaired based on reductions in carrying value. The following table presents these royalty and the loans measured at amortized cost using the effective interest method, which approximates fair value, on a nonrecurring basis (in thousands):

	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024	$14,830	$—	$—	$14,830
December 31, 2023	$2,587	$—	$—	$2,587

There were no liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 or 2023.
The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value. The disclosures include financial instruments and derivative financial instruments measured at fair value on a recurring and non-recurring basis.
The following table presents the fair value of financial assets as of December 31, 2024 (in thousands):

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Finance receivables, net	$277,760	$277,760	$—	$—	$277,760
Marketable investments	580	580	559	—	21
Warrant assets	4,366	4,366	—	—	4,366
Foreign currency forward contract	2,475	2,475	—	—	2,475

The following table presents the fair value of financial assets and liabilities as of year ended December 31, 2023 (in thousands):

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Finance receivables, net	$274,504	$274,504	$—	$—	$274,504
Marketable investments	48	48	—	—	48
Warrant assets	1,759	1,759	—	—	1,759
Foreign currency forward contract	974	974	—	—	974

Financial liabilities
Contingent consideration payable	$4,900	$4,900	$—	$—	$4,900

Note 12. Revenue Recognition
As of December 31, 2024, Enteris (Pharmaceutical Development Segment) is classified as held for sale. The Company's Pharmaceutical Development segment recognizes revenues received from contracts with its customers by revenue source, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue and cash flow. The Company's Finance Receivables segment does not have any revenues received from contracts with customers.
The following table provides the contract revenue recognized by revenue source for the years ended December 31, 2024 and 2023 (in thousands):

	December 31,
	2024	2023
Pharmaceutical Development Segment
License Agreement	$49	$273
Pharmaceutical development and other	3,567	931
Total contract revenue	$3,616	$1,204
The Company’s contract liabilities represent advance consideration received from customers and are recognized as revenue when the related performance obligation is satisfied.
The Company’s contract liabilities are presented as deferred income as of December 31, 2024 in the consolidated balance sheets (in thousands):

December 31,
2024
Pharmaceutical Development Segment
Balance at January 1, 2024	$9
Income recognized	(9)
Deferred income	1,500
Balance at December 31, 2024	$1,500
During the year ended December 31, 2024, the Company recognized the full remaining balance of $9 thousand of 2023 deferred income from satisfaction of performance obligations. The Company did not have any contract assets as of December 31, 2024 or December 31, 2023.
Enteris Exclusive Option and Asset Purchase Agreement
With an effective date of January 1, 2024, we entered into an Option and Asset Purchase Agreement with a strategic partner on March 14, 2024, which granted the strategic partner an exclusive option to acquire certain of Enteris’ assets related to its business of providing good manufacturing practice (GMP) manufacturing and clinical supply services through Phase 1 and 2 to third parties, subject to certain exclusions. The strategic partner must exercise the Option by or before January 1, 2026. As of December 31, 2024,

Enteris is classified as held for sale as the Option is expected to be exercised within the next 12-months - see Note 7 for further details. In exchange for the exclusive purchase option the strategic partner is to provide consideration in the form of an "option fee" and "guaranteed revenue payments."
The option fee is broken into two components: A low-single digit million fee due within 30 business days of executing the agreement; and should the option not be exercised by the first anniversary of the effective date, an additional low-single digit million fee will be due at that time. The first option fee was paid in April 2024. Option fee payments will be included in deferred income until the earlier of term expiration or exercise of the purchase option. Should the strategic partner exercise the purchase option, any option fee payments made will be applied towards the purchase price.
The guaranteed revenue payments include two components: A mid-single digit million guaranteed revenue payment in 2024 and a mid-single digit million guaranteed revenue payment in 2025. The revenue was derived by the strategic partner under an existing collaboration agreement, and the strategic partner was to pay the difference should the minimum amount not be met each year, which was $0.4 million at the end of 2024. Each year's guaranteed revenue amount is to be paid in two installments semi-annually each year. Should revenue exceed the 2024 or 2025 guaranteed revenue amounts after receiving a difference payment in the first half of the year, we must repay the partner the amount of such overpayment. Guaranteed revenue of $0.4 million was recognized during the year ended December 31, 2024.

Note 13. Segment Information
 Selected financial and descriptive information is required to be provided about reportable operating segments, considering a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Company for making operating decisions, allocating resources, and assessing performance. Consequently, the segments are evident from the structure of the Company’s internal organization, focusing on financial information that the Company’s CEO uses to make decisions about the Company’s operating matters.
As described in Note 1, SWK Holdings Corporation and Summary of Significant Accounting Policies, the Company has determined it has two reportable segments: Finance Receivables and Pharmaceutical Development, and each are individually managed and provide separate services. Revenues by segment represent revenues earned on the services offered within each segment. The Company does not report results by geographic region, as this metric is not used by the Company’s chief executive officer in assessing performance or allocating resources to the segments. All revenues are generated through external customers.
Segment performance is evaluated based on several factors, including income (loss) from continuing operations before income taxes. Management uses this measure of profit (loss) to evaluate segment performance because the Company believes this measure is indicative of performance trends and the overall earnings potential of each segment. The Company does not report assets by reportable segment, as this metric is not used by the Company's CEO in assessing performance or allocating resources to the segments. As of December 31, 2024, Enteris is classified as held for sale (Pharmaceutical Development segment shown below) - see Note 7 for further details.

The following tables present financial information for the Company’s reportable segments for the periods indicated (in thousands):

	Year Ended December 31, 2024
	Finance Receivables	Pharmaceutical Development and Other	Holding Company and Other	Consolidated
Revenue	$40,787	$3,616	$—	$44,403
Other revenue	553	31	—	584
Provision for credit losses	12,756	—	—	12,756
Loss on impairment of intangible assets	—	5,771	—	5,771
Interest expense	1,078	8	3,599	4,685
Pharmaceutical manufacturing, research and development	—	2,203	—	2,203
Change in fair value of acquisition-related contingent consideration	—	(4,900)	—	(4,900)
Depreciation and amortization expense	—	1,316	83	1,399
General and administrative expense	449	2,967	8,071	11,487
Other income (expense), net	7,194	—	(408)	6,786
Income tax expense	—	—	4,884	4,884
Net income (loss)	34,251	(3,718)	(17,045)	13,488

	Year Ended December 31, 2023
	Finance Receivables	Pharmaceutical Development and Other	Holding Company and Other	Consolidated
Revenue	$36,346	$1,202	$—	$37,548
Other revenue	204	2	6	212
Provision for credit losses	1,912	—	—	1,912
Impairment of goodwill	—	8,404	—	8,404
Interest expense	982	3	864	1,849
Pharmaceutical manufacturing, research and development expense	—	3,436	—	3,436
Depreciation and amortization expense	—	2,525	52	2,577
Change in fair value of acquisition-related contingent consideration	—	(6,300)	—	(6,300)
General and administrative expense	527	2,875	7,830	11,232
Other expense, net	(13)	(24)	—	(37)
Income tax benefit	—	—	(1,274)	(1,274)
Net income (loss)	33,116	(9,763)	(7,466)	15,887
Included in Holding Company and Other are the expenses of the parent holding company and certain other enterprise-wide overhead costs, including public company costs and non-Enteris corporate employees, which have been included for purposes of reconciling to the consolidated amounts.

The following table presents total assets for the Company's reportable segments for the periods indicated (in thousands):

	December 31,
	2024	2023
Total Assets
Finance Receivables	$299,248	$288,735
Pharmaceutical Development and Other	7,786	14,375
Holdings Company and Other	25,201	31,144
Total	$332,235	$334,254

Note 14. Income Taxes
The components of income before income tax expense (benefit) are as follows (in thousands):

	December 31,
	2024	2023
U.S.	$18,372	$14,613

The Company’s income tax expense (benefit) was as follows (in thousands):

	December 31,
	2024	2023
Current expense
State	$78	$13
Deferred expense (benefit)
Federal	4,879	(1,233)
State	(73)	(54)
Total income tax expense (benefit)	$4,884	$(1,274)
The components of the income tax expense (benefit) are as follows (in thousands):

	December 31,
	2024	2023
Federal tax provision at statutory rate	$3,858	$3,070
Change in valuation allowance	—	(6,697)
State taxes, net of federal income tax benefit	(13)	(52)
Impairment of goodwill	—	1,765
Mark-to-market adjustments	(476)	(50)
Tax credits	(4)	(167)
Contingent consideration revaluation	(1,029)	(1,323)
Other	143	116
Write off of expired deferred tax assets	2,405	2,064
Total income tax expense (benefit)	$4,884	$(1,274)

The Company records deferred tax assets if the realization of such assets is more likely than not to occur in accordance with accounting standards that address income taxes. Significant management judgment is required in determining whether a valuation allowance against the Company’s deferred tax assets is required. The Company has considered all available evidence, both positive and negative, such as historical levels of income and predictability of future forecasts of taxable income from existing investments, in determining whether a valuation allowance is required. The Company is also required to forecast future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment. The Company focuses on forecasting future taxable income for the investment portfolio that exists as of the balance sheet date. Specifically, the Company evaluated the following criteria when considering a valuation allowance:
•the history of tax net operating losses in recent years;
•predictability of operating results;
•profitability for a sustained period of time; and
•level of profitability on a quarterly basis.
As of December 31, 2024, the Company had cumulative net income before tax for the three years then ended. Based on its historical operating performance, the Company had previously concluded that it was more likely than not that the Company would not be able to realize the full benefit of the U.S. federal and state deferred tax assets in the future. However, at December 31, 2024 the Company has concluded that it is more likely than not that the Company will be able to realize approximately $23.5 million benefit of the U.S. federal and state deferred tax assets in the future.
The Company will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist on a quarterly basis. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statements of income for the period that the adjustment is determined to be required. There was no valuation allowance against deferred tax assets as of December 31, 2024 and 2023, respectively.
Deferred tax assets consist of the following (in thousands):

	December 31,
	2024	2023
Deferred tax assets:
Credit carryforward	$2,899	$2,973
Provision for credit losses	2,433	2,967
Stock-based compensation	230	153
Other	2,999	2,438
Net operating losses	13,682	19,891
Gross deferred tax assets	$22,243	$28,422
Deferred tax liabilities:
Intangible assets	1,863	586
Other	(622)	(718)
Valuation allowance	—	—
Net deferred tax assets	$23,484	$28,290
 The Tax Reform Act of 1986 limits the use of NOLs and tax credit carryforwards in certain situations where stock ownership changes occur. In the event the Company has had a change in ownership, the future utilization of the Company’s net operating loss and tax credit carryforwards could be limited.
As of December 31, 2024, the Company had NOL carryforwards for federal income tax purposes of approximately $58.1 million. The federal NOL carryforwards, if not offset against future income, will expire by 2037. Approximately $6.9 million can be carried forward indefinitely.
The Company also had federal research carryforwards of $2.9 million. The federal research credits began to expire in 2023 and will fully expire by 2042.
The Company records liabilities, where appropriate, for all uncertain income tax positions and recognizes potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of December 31, 2024 and 2023, the Company had approximately $0.7 million and $0.6 million, respectively of unrecognized tax benefit, none of which would impact the effective tax rate if recognized. The Company does not expect the unrecognized tax benefits to change materially over the next twelve months. There are no tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of December 31, 2024.
The Company is subject to taxation in the U.S. and various state jurisdictions. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 1999 through December 31, 2024 due to carryforward of unutilized net operating losses and research and development credits. The Company does not anticipate significant changes to its uncertain tax positions through December 31, 2024.
Note 15. Subsequent Events
On March 17, 2025, ANI Pharmaceuticals, Inc. exercised its buyout option related to the Iluvien royalty, which resulted in a payment of approximately $17.3 million to the Company.
On March 19, 2025, in a separate transaction, the Company entered into a definitive agreement with Soleus Capital (“Soleus”) for the sale of substantially all of its remaining performing royalty portfolio for approximately $34.0 million in cash. The Soleus transaction is expected to close in approximately two weeks, subject to the satisfactory of customary conditions to closing.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    None.
ITEM 9A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Chief Executive Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this report, our management, under the supervision and with the participation of the Chief Executive Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting
Our management, under the supervision of the Chief Executive Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures which (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
In connection with the preparation of this report, our management, under the supervision and with the participation of the Chief Executive Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the criteria established in Internal Control—Integrated Framework issued in 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of that evaluation, management concluded that as of December 31, 2024, our internal control over financial reporting was effective based on the criteria set forth in the COSO framework.
This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Inherent Limitations over Internal Controls

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. These inherent limitations include the following:

•Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes;

•Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override;

•The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions;

•Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures; and
•The design of a control system must reflect the fact that resources are constrained, and the benefits of controls must be considered relative to their costs.
Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.
Changes in Internal Control over Financial Reporting
There have been no changes during the Company's fiscal year ended December 31, 2024 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION
On March 14, 2025, the Company entered into an Executive Employment Agreement (the “Employment Agreement”) with Adam Rice, the Company’s current Chief Financial Officer. The Employment Agreement supersedes all prior commitments and agreements between Mr. Rice and the Company with respect to Mr. Rice’s employment with the Company.
Pursuant to the Employment Agreement, Mr. Rice (i) will have an initial annual base salary will be $311,575 (the “Base Salary”), (ii) will be eligible for an annual cash bonus with a target opportunity of 60% of Base Salary (the “Annual Bonus”) and (iii) will be eligible for annual equity incentive awards in such form, in such amounts and on such terms as determined by the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company, in its discretion; provided, however, that such annual equity award will have a grant date fair value of approximately 33% of Mr. Rice’s Base Salary. The Employment Agreement also provides that Mr. Rice shall be entitled to participate in the employee benefit plans and programs maintained by the Company for similarly situated employees.
The Employment Agreement provides that, if Mr. Rice’s employment with the Company ceases for any reason, Mr. Rice will receive his Base Salary earned but unpaid through and including the date of termination, and any other amounts or benefits payable under the terms of the benefit plans of the Company (collectively, the “Accrued Amounts”). Additionally, the Employment Agreement provides that, if Mr. Rice’s employment with the Company ceases due to a termination by the Company within one year following a Change in Control (each as defined in the Employment Agreement), then he will receive: (i) the Accrued Amounts, (ii) continued payment of his Base Salary for a period of 6 months following the date of his termination of employment, (iii) to the extent an Annual Bonus has been earned but not paid with respect to the fiscal year ended immediately prior to the cessation of Mr. Rice’s employment, payment of such Annual Bonus; (iv) waiver or reimbursement of the cost of COBRA coverage for Mr. Rice and his covered family members for up to 6 months following such termination of employment, and (v) an amount equal to 50% of his annualized prior year bonus payment,.
Any severance benefit payable under the Employment Agreement will be subject to Mr. Rice’s timely execution and non-revocation of a release of claims.
Mr. Rice will also be bound by confidentiality, intellectual property assignment and restrictive covenants (including an agreement not to compete with the Company or its affiliates, and not to solicit the employees and customers of the Company and its affiliates, during his employment and for 12 months thereafter).
The above description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed hereto as Exhibit 10.25 and incorporated herein by reference.
ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III
We have omitted from Part III the information that will appear in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders (the “2025 Proxy Statement”), which we intend to file within 120 days after the end of our fiscal year pursuant to Regulation 14A.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Our Board has adopted a Code of Ethics and Conduct that applies to our principal executive officer, principal financial officer and principal accounting officer, as well as to the members of our Board and our other officers and employees. This Code of Ethics and Conduct is available on our website at www.swkhold.com. We intend to satisfy the amendment and waiver disclosure requirements under applicable securities regulations by posting any amendments of, or waivers to, the Code of Ethics and Conduct on our website.
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of securities of SWK by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. In addition, with regard to trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our insider trading policy attached hereto as Exhibit 19.1 and incorporated herein.
The information under the principal headings “ELECTION OF DIRECTORS,” “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE,” and “CODE OF ETHICS AND CONDUCT”, the information regarding executive officers of the Company under the subheading “Executive Officers”, and the information regarding the Audit Committee under the subheading “Board Meetings and Committees” under the principal heading “CORPORATE GOVERNANCE,” in the Company’s 2025 Proxy Statement is incorporated herein by reference.
ITEM 11. EXECUTIVE COMPENSATION
The information under the principal headings “DIRECTOR COMPENSATION,” “COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION”, “EXECUTIVE COMPENSATION,” and “RELATED INFORMATION” in the Company’s 2025 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information under the principal headings “EQUITY COMPENSATION PLAN INFORMATION” and “OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY” in the Company’s 2025 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
The information under the principal heading “TRANSACTION WITH RELATED PERSONS” in the Company’s 2025 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES
Our independent public accounting firm is BPM LLP, San Francisco, CA, USA, PCAOB Auditor Firm ID 207.
The information under the subheadings “Audit Fees and All Other Fees” and “Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors” below the principal heading “AUDIT FEES” in the Company’s 2025 Proxy Statement is incorporated herein by reference.

PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) The following documents are filed as part of this Report:
1. Financial Statements:

2. Exhibits:  See attached Exhibit Index.

ITEM 16. FORM 10-K SUMMARY
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2025.

SWK Holdings Corporation

By:	/s/ Joe D. Staggs
Joe D. Staggs
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Adam Rice
Adam Rice
Chief Financial Officer
( Principal Financial and Accounting Officer)

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Joe D. Staggs, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below as of March 20, 2025.

By:	/s/ Joe D. Staggs
Joe D. Staggs
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Jerry Albright
Jerry Albright
Director

By:	/s/ Laurie M. Dotter
Laurie M. Dotter
Director

By:	/s/ Robert K. Hatcher
Robert K. Hatcher
Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith

3.01	Third Amended and Restated Certificate of Incorporation, dated as of August 12, 2022.	8-K	3.1	08/15/22

3.02	Amended and Restated Bylaws, dated as of August 12, 2022.	8-K	3.02	08/15/22

4.01	Form of Specimen Common Stock Certificate	S-1/A	4.01	09/21/99

4.02	Description of Securities Registered Under Section 12 of the Exchange Act	10-K	4.02	03/31/23

4.03	Indenture dated as of October 3, 2023, between the Company and Wilmington Trust, National Association, as trustee.	8-K	4.1	10/03/23

4.04	First Supplemental Indenture dated as of October 3, 2023, between the Company and Wilmington Trust, National Association, as trustee	8-K	4.2	10/03/23

4	Form of 9.00% Senior Notes due 2027 (included as Exhibit A to 4.04 above)	8-K	4.2.1	10/03/23

10.01	2010 Equity Incentive Plan, as amended.*	DEF 14A	Appendix A	10/23/19

10.02	SWK Holdings Corporation 2010 Equity Incentive Plan Form of Restricted Stock Award Agreement.*	10-Q	10.2	11/09/10

10.03	Registration Rights Agreement, dated as of September 6, 2013, among Double Black Diamond, L.P., Double Black Diamond Offshore Ltd., Black Diamond Offshore, Ltd. and the Company	8-K	10.4	09/09/13

10.04	Employment Agreement, dated January 28, 2019, between the Company and Winston L. Black III.*	8-K	10.1	01/30/19

10.05	Royalty Agreement, dated April 2, 2013, among SWK Funding LLC, Bess Royalty, L.P. and InSite Vision Incorporated.**#	S-1/A	10.1	04/01/14

10.06	Stockholders’ Agreement, dated August 18, 2014, among Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd. and SWK Holdings Corporation	8-K	10.2	08/19/14

10.07	Amendment No. 1 to the Stockholders’ Agreement dated June 28, 2022	8-K	10.1	06/29/22

10.08	Amendment No. 2 to the Stockholders’ Agreement dated February 27, 2023	10-K	10.1	3/31/23

10.09	Royalty Agreement dated December 13, 2016, among SWK Funding LLC and Opiant Pharmaceuticals, Inc.	10-K	10.2	03/29/18

10.10	Loan and Security Agreement between SWK Holdings Corporation and SWK Funding LLC as Borrowers and Certain Financial Institutions as Lenders and State Bank and Trust Company as Agent dated June 29, 2018	8-K	10.1	06/29/18

10.11	First Amendment to Loan and Security Agreement dated August 26, 2019 by and among SWK Holdings Corporation and Cadence Bank, N.A.	10-K	10.1	03/31/23

10.12	Second Amendment to Loan and Security Agreement dated June 29, 2021 by and among SWK Holdings Corporation and Cadence Bank, N.A.	8-K	10.1	06/29/21

10.13	Third Amendment to Loan and Security Agreement dated September 27, 2021 by and among SWK Holdings Corporation and Cadence Bank, N.A.	8-K	10.1	10/01/21

10.14	Fourth Amendment to Loan and Security Agreement, dated September 26, 2022, by and among SWK Holdings Corporation, SWK Funding LLC and Cadence Bank, N.A.	8-K	10.1	09/28/22

10.15	Fifth Amendment to Loan and Security Agreement between SWK Holdings Corporation and SWK Funding LLC as Borrowers, and Cadence Bank, a Mississippi bank and successor by merger to Cadence Bank, N.A., a	8-K	10.1	11/22/22

10.16	Letter Agreement, dated June 30, 2022, by and between the Company and Winston L. Black III*	8-K	10.1	07/07/22

10.17	Separation and Release Agreement, dated August 31, 2022, by and between the Company and Winston L. Black III.*	10-Q	10.2	11/09/22

10.18	Employment Agreement, dated January 2, 2023 between SWK Holdings Corporation and Jody Staggs*	8-K	10.1	01/03/23

10.19	Credit Agreement, dated June 28, 2023 by and among SWK Holdings Corporation, SWK Funding LLC, the Lenders party thereto and First Horizon Bank as a Lender and Agent	8-K	10.1	6/30/23

10.20	First Amendment to Credit Agreement dated October 10, 2023 by and among the Company, SWK Funding LLC, the financial institutions party thereto and First Horizon Bank as a Lender and Agent	8-K	10.1	10/13/23

10.21	Second Amendment to Credit Agreement dated December 13, 2023 by and among the Company, SWK Funding LLC, the financial institutions party thereto and First Horizon Bank as a Lender and Agent~†				X

10.22	Exclusive Option and Asset Purchase Agreement, by and between Enteris Biopharma, Inc., the Company and AptarGroup, Inc., dated March 13, 2024	8-K	10.01	03/19/24

10.23	Consulting Agreement, by and between the Company and Yvette Heinrichson, dated February 14, 2024*†	10-Q	10.0	05/15/24

10.24	Third Amendment to Credit Agreement dated May 17, 2024 by and among the Company, SWK Funding LLC, the financial institutions party thereto and First Horizon Bank as a Lender and Agent				X

10.25	Executive Employment Agreement, dated March 14, 2025 between SWK Holdings Corporation and Adam Rice				X

10.26	Fourth Amendment to Credit Agreement and Waiver dated as of August 29, 2024 by and among the Company, SWK Funding LLC, the financial institutions party thereto and First Horizon Bank as a Lender and Agent ~	10-Q	10.0	11/14/24

19.01	Insider Trading Policy				X
21.01	Subsidiaries				X

23.01	Consent of Independent Registered Public Accounting Firm - BPM LLP				X

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith

24.01	Power of Attorney (included on signature page of this Annual Report on Form 10-K).				X

31.01	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

31.02	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

32.01	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**				X

32.02	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**				X

97	SWK Holdings Corporation Compensation Recovery	X

101.INS+	XBRL Instance Document

101.SCH+	XBRL Taxonomy Extension Schema Document

101.CAL+	XBRL Taxonomy Extension Calculation Linkbase

101.DEF+	XBRL Taxonomy Extension Definition Linkbase

101.LAB+	XBRL Taxonomy Extension Labels Linkbase

101.PRE+	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.

**
This certification accompanies SWK’s Annual Report on Form 10-K; they are not deemed “filed” with the SEC and are not to be incorporated by reference in any filing of SWK under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filings, except to the extent that SWK specifically incorporates it by reference.

#
Confidential treatment is requested for certain confidential portions of these exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from these exhibits and filed separately with the Securities and Exchange Commission

†	Certain portions of the exhibit have been omitted pursuant to Regulation S-K Item 601(b) because it is both (i) not material to investors and (ii) likely to cause competitive harm to the Company if publicly disclosed.

~	Certain schedules and exhibits to the Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.